SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 1, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street, Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – Anglogold Ashanti Report for the quarter and nine months ended 30 September 2007, prepared in accordance with International Accounting Standards

ANGLOGOLD ASHANTI

Report

for the quarter and nine months ended 30 September 2007

Group results for the quarter ….

- Solid gold production performance at 1.43Moz, up 6% on the previous quarter
- Total cash costs at $357/oz, up 7% due to the impact of annual wage increases, higher power tariffs and consumable costs, combined with increased royalty payments
- Adjusted headline earnings at $81m, in line with the previous quarter
- Price received increased to $621/oz, 9% lower than the average spot price for the quarter, as the company continues to deliver into hedge commitments
- Acquisition of 15% minority interest in Iduapriem completed
- Mark Cutifani succeeds Bobby Godsell as Chief Executive Officer
- Anglo American plc shareholding reduced to 17%, with free float increasing to 83%

		Quarter ended Sep 2007	Quarter ended Jun 2007	Nine months ended Sep 2007	Nine months ended Sep 2006	Quarter ended Sep 2007	Quarter ended Jun 2007	Nine months ended Sep 2007	Nine months ended Sep 2006
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**44,611**	41,958	127,809	129,556	**1,434**	1,349	4,109	4,165
Price received [1]	- R/kg / $/oz	**141,400**	137,579	139,732	122,595	**621**	605	610	576
Total cash costs	- R/kg / $/oz	**81,186**	75,724	78,074	65,334	**357**	333	341	308
Total production costs	- R/kg / $/oz	**107,239**	99,734	102,443	87,661	**471**	439	448	413
Financial review									
Gross (loss) profit	- R / $ million	**(879)**	1,930	1,830	1,060	**(159)**	231	219	310
Gross profit adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts [2]	- R / $ million	**1,761**	1,688	5,281	5,248	**249**	239	740	789
(Loss) profit attributable to equity shareholders	- R / $ million	**(2,015)**	1,083	(1,082)	(657)	**(318)**	111	(188)	28
Headline (loss) earnings [3]	- R / $ million	**(1,972)**	1,066	(1,042)	(700)	**(312)**	109	(182)	21
Headline earnings adjusted for the (loss) profit on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [4]	- R / $ million	**575**	578	1,855	2,436	**81**	82	260	364
Capital expenditure	- R / $ million	**1,733**	1,979	5,129	3,671	**245**	279	720	557
(Loss) earnings per ordinary share	- cents/share								
Basic		**(716)**	385	(384)	(242)	**(113)**	39	(67)	10
Diluted		**(716)**	384	(384)	(242)	**(113)**	39	(67)	10
Headline [3]		**(701)**	379	(370)	(258)	**(111)**	39	(65)	8
Headline earnings adjusted for the (loss) profit on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [4]	- cents/share	**204**	206	659	897	**29**	29	92	134
Dividends	- cents/share			90	210			12	29

Notes: *1. Refer to note D of "Non-GAAP disclosure" for the definition.*
2. Refer to note B of "Non-GAAP disclosure" for the definition.
3. Refer to note 8 of "Notes" for the definition.
4. Refer to note A of "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Quarter 3 2007

Operations **at a glance**

for the quarter ended 30 September 2007

	Production		Total cash costs		Cash gross profit [1]		Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts [2]	
	oz (000)	% Variance [3]	$/oz	% Variance [3]	$m	% Variance [3]	$m	% Variance [3]
Mponeng	155	1	254	3	59	11	46	12
Sunrise Dam	153	3	279	(5)	53	26	41	37
Kopanang	117	16	305	4	37	19	28	22
TauTona	117	18	320	3	36	24	21	40
AngloGold Ashanti Mineração	87	19	220	(12)	31	19	21	11
Great Noligwa	118	(6)	397	24	27	(23)	15	(32)
Geita	109	33	401	19	26	8	13	18
Cripple Creek & Victor	60	(13)	308	24	24	4	15	(6)
Cerro Vanguardia [4]	50	-	291	14	16	(16)	10	(23)
Iduapriem [5]	52	21	359	23	14	8	9	-
Morila [4]	52	49	305	(26)	13	86	9	125
Serra Grande [4]	23	(4)	268	2	8	-	6	-
Siguiri [4]	61	(5)	518	4	7	-	(1)	(100)
Sadiola [4]	35	3	400	(1)	7	-	6	-
Yatela [4]	30	(9)	383	65	7	(42)	6	(45)
Tau Lekoa	43	10	482	3	6	20	-	100
Obuasi	84	(9)	513	13	6	(60)	(7)	(800)
Savuka	20	11	406	(6)	4	33	2	100
Navachab	21	5	431	23	4	(20)	2	(50)
Moab Khotsong	17	31	691	(1)	(1)	-	(7)	(17)
Other	30	(9)	-	-	18	(5)	14	-
AngloGold Ashanti	1,434	6	357	7	402	5	249	4

1 *Refer to note F of "Non-GAAP disclosure" for the definition.*
2 *Refer to note B of "Non-GAAP disclosure" for the definition.*
3 *Variance September 2007 quarter on June 2007 quarter – increase (decrease).*
4 *Attributable.*
5 *Effective 1 September 2007 the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now wholly-owned by AngloGold Ashanti.*

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER

Following a disappointing safety performance during the first half of the year, the company embarked upon a number of safety interventions, specifically at the South African operations, to address safety performance. These initiatives seek to address both behavioural and management systems. The company's lost time injury rate for the quarter showed a 13% improvement to a rate of 7.9 per million hours worked. Twelve of the twenty operations showed improvements against the previous quarter, with six operations being injury free for the quarter, and a further two having only a single lost time injury. Notwithstanding these improvements, the company experienced seven fatal accidents during the quarter, which is an unacceptable situation, re-emphasising the need to ensure that safe operating performance is the first priority of every employee.

Operationally, the September quarter was marked by a stronger operational performance with production 6% higher at 1.43Moz. Total cash costs, at $357/oz, up 7% from the previous quarter, largely due to the annual wage increases and higher power costs in both South Africa and Ghana, increased fuel, consumable and maintenance costs, appreciation of local operating currencies, and higher royalty payments due to an increased gold spot price.

Adjusted headline earnings were $81m compared with $82m in the second quarter. Despite the higher production, the marginal reduction quarter-on-quarter was primarily due to increased total cash costs, higher depreciation and amortisation charge, combined with once-off compensation and recruitment expenses relating to the retirement of Bobby Godsell and Roberto Carvalho Silva and the appointment of Mark Cutifani as Chief Executive Officer. The received gold price, whilst slightly up on the prior quarter at $621/oz, was 9% lower than the average spot price of $680/oz, as the company continued to deliver into hedge commitments. Based on a $96/oz higher spot price at the end of the quarter, the net hedge delta at 30 September was higher at 10.58Moz.

The South African assets had a solid performance with all operations showing production improvements against the previous quarter, with the exception of Great Noligwa, which was affected by lower grade due to mining mix flexibility. Total cash costs for the South African operations increased 8% to R77,247/kg due to the annual wage increases, higher winter power tariffs and by-product loss, which was partially off-set by the improved yield and higher gold production. Individually, production at Kopanang, TauTona, Moab Khotsong, Tau Lekoa and Savuka all reported double digit improvements, while Mponeng increased marginally on its strong base.

The other African assets had a mixed quarter, with good operational performances at Morila, where production increased 49% and total cash costs declined 26%; at Geita, where production increased 33% and total cash costs rose 19%; and at Iduapriem, where production improved by 21% and total cash costs were 23% higher due to the non-occurrence of once-off credits. Navachab and Sadiola showed production increases of 5% and 3% respectively. Production at Obuasi was 9% lower following an eleven-day shut down for both maintenance and the testing and development of processes to reduce environmental impacts of ore treatment, which was done in line with a directive from the Ghanaian Environmental Protection Agency. Seasonal rainfall affected Siguiri and Yatela where production declined 5% and 9% respectively.

Further improvements were achieved at the international operations with an overall 2% increase in production to 372,000oz for the quarter. Cripple Creek & Victor in the US was 13% lower caused by delayed production from the leach pad due to higher stacking levels, which increased total cash cost by 24%; while production at Serra Grande was 4% lower due to lower feed grades and total cash costs increased by 2%. Cerro Vanguardia in Argentina remained steady, while Sunrise Dam continued its strong operational performance with production up 3%, and total cash costs down 7%; and production at AngloGold Ashanti Brasil Mineração rose by 19% and total cash costs decreased by 12%.

AngloGold Ashanti completed the acquisition of minority interests held by the Government of Ghana and the International Finance Corporation in the Iduapriem and Teberebie mine effective 1 September 2007 for a total cash consideration of $25m, giving AngloGold Ashanti full ownership of the mine.

Looking ahead, production for the fourth quarter is estimated to be at 1.50Moz. During October 2007, AngloGold Ashanti utilised the opportunity of the recent dip in uranium prices to buy 300,000 pounds of uranium at a cost of $75/pound to meet contractual commitments maturing in 2008. Given the impact of this uranium purchase, rising fuel prices and inflation, total cash cost for the fourth quarter is expected to be around $364/oz, assuming the following exchange rates: R6.90/$, A$/$0.87, BRL1.90/$ and Argentinean peso 3.15/$. Capital expenditure is estimated at $414m and will be managed in line with profitability and cash flow.

Earnings for the fourth quarter are expected to be significantly distorted by, amongst other things, annual accounting adjustments such as rehabilitation, inventory, current and deferred tax provisions.

In early October 2007, Anglo American plc reduced its shareholding in AngloGold Ashanti from 41.6% to 17.3%, through the sale of 67.1 million shares. As a result of the reduction in shareholding, the directors representing Anglo American plc on the AngloGold Ashanti board, namely Mrs C Carroll and Mr R Médori, together with his alternate Mr P G Whitcutt, have resigned.

Bobby Godsell retired as CEO and from the board with effect from 30 September 2007, and Mark Cutifani was appointed his successor, with effect from 1 October 2007.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa** further improvements in face advance and face length resulted in a marginally higher volume for the quarter. However, yield was 6% lower due to mining mix and as a result, gold production decreased 5% to 3,684kg (118,000oz). Total cash costs up 24% at R90,339/kg ($397/oz), mainly as a result of the annual wage increases; higher winter power tariffs and a lower uranium production resulting in an increased by-product loss. Adjusted gross profit was 34% lower at R105m ($15m).

The Lost-Time Injury Frequency Rate (LTIFR) has improved from the previous quarter to 12.72 lost-time injuries per million hours worked (16.08 for the previous quarter).

Operating performance at **Kopanang** improved with a 15% higher gold production at 3,639kg (117,000oz) primarily due to a 25% increase in yield. The increase in yield is primarily due to higher grade material that was curtailed in the previous quarter due to seismicity and the release of underground and plant inventories.

In spite of the improved production, total cash costs nevertheless rose 4% to R69,335/kg ($305/oz) due to the annual wage increases and higher winter power tariffs. On the back of the higher gold production, the adjusted gross profit at R201m ($28m) was 25% higher than the previous quarter.

The LTIFR improved to 11.30 (14.18).

The build up at **Moab Khotsong** continues with both volume treated and values mined increasing, up 19% and 12% respectively, resulting in gold production being 33% higher at 523kg (17,000oz) while total cash costs were marginally lower at R156,931/kg ($691/oz). The adjusted gross loss increased by 9% to R48m ($7m) due to the higher amortisation cost.

The LTIFR was 15.03 (14.38). The mine experienced three fatalities during the quarter, two from seismic related fall of ground incidents, and a third from an orepass construction accident.

At **Tau Lekoa**, pillar mining and increased vamping activities resulted in yield improving by 16% from the previous quarter. Gold production was 10% higher at 1,342kg (43,000oz) and total cash costs increased 3% to R109,485/kg ($482/oz), mainly as a result of the annual wage increases and higher winter power tariffs.

The operation was breakeven for the quarter, against the previous quarter's adjusted gross loss of R6m ($1m).

The LTIFR was 19.88 (29.37). The mine experienced one fatality from a tramming accident.

Mponeng remains steady with gold production increasing marginally to 4,824kg (155,000oz). Total cash costs were 3% higher at R57,704/kg ($254/oz), primarily due to the annual labour increases and winter power tariffs. Adjusted gross profit increased 10% to R323m ($46m), following a favourable inventory release and higher received price.

The LTIFR was 13.45 (15.27).

Gold production at **Savuka** was 12% higher at 620kg (20,000oz), due to a 24% higher mining volume from improved face length availability, which was partially offset by an 8% lower yield. The lower yield is the result of grade dilution emanating from increased development.

Total cash costs were 6% lower at R92,349/kg ($406/oz) mainly due to the improved production, partially offset by the higher costs from the annual wage increase and winter power tariffs. Adjusted gross profit increased significantly to R15m ($2m).

The LTIFR was 34.15 (41.11). The mine experienced one fatality from a seismic related fall of ground incident.

Operating performance at **TauTona** improved this quarter in both volume and values mined. Improved face length and face advance resulted in a 15% improved mining volume and combined with a 6% higher yield, resulted in gold production being up 19% at 3,654kg (117,000oz). Total cash costs rose by 3% to R72,802/kg ($320/oz) due to the annual wage increase and winter power tariffs, while the adjusted gross profit was 38% higher at R145m ($21m).

The LTIFR was 14.66 (16.48). The mine experienced two fatalities during the quarter, one from a fall of ground incident, and the second from a tramming accident.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production remained steady at 50,000oz, primarily due to higher feed grade offsetting lower tonnage treated. Total cash costs rose 14% to $291/oz as a result of higher inflation on materials and contractors and increased maintenance costs, which was partially offset by higher silver by-product credits. Adjusted gross profit decreased 23% to $10m due to the higher total cash cost and higher rehabilitation costs, partially offset by the 4% higher gold sold and higher received price.

The LTIFR was 7.14 (1.87).

AUSTRALIA

This quarter saw another strong operational performance from **Sunrise Dam,** as mining continued in the higher grade areas as planned, resulting in gold production being 3% higher at 153,000oz. Tonnage throughput was marginally higher as a consequence of some harder ore affecting production in the previous quarter. Total cash costs decreased 7% to A$329/oz ($279/oz) as a result of the higher production, tonnage throughput and increasing ore inventory, and the adjusted gross profit increased by 33% to A$48m ($41m).

During the quarter, the underground project mining was focused on the lower grade Sunrise Shear Zone, as well as accessing ore in the Cosmo and Mako lodes. A total of 418m of underground capital development and 1,744m of operational development were completed during the quarter.

The LTIFR was 2.63 (2.69).

BRAZIL

At **AngloGold Ashanti Brasil Mineração**, production rose 19% to 87,000oz with operating performance improvements in volume and values mined. Total cash costs reduced 12% to $220/oz, primarily due to higher gold production and the adjusted gross profit rose 11% to $21m.

The LTIFR was 2.70 (1.15).

At **Serra Grande** (50% attributable), gold production decreased 4% to 23,000oz to the result of lower feed grade. Total cash costs were 2% higher at $268/oz, due to local currency appreciation. Adjusted gross profit remained constant at $6m mainly as a result of lower gold sold and higher costs.

The LTIFR was 0.00 (5.84).

GHANA

An improved operating performance at **Iduapriem** (85% attributable in July and August; 100% from 1 September), with tonnage throughput up 14% and combined with a 4% higher yield, resulted in gold production rising 21% to 52,000oz. Total cash costs, however, increased by 23% to $359/oz, due to the non-occurrence of once off credits received in the previous quarter and higher contractor and power charges.

Despite the higher cost, adjusted gross profit of $9m remained unchanged, as a result of the improved operational performance and higher price received.

Effective 1 September 2007, the minority share-holdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now wholly-owned by AngloGold Ashanti.

LTIFR was 0.00 (0.00)

At **Obuasi**, underground volume treated declined 10% following an eleven-day plant shut down for both maintenance and the testing and development of processes to reduce environmental impacts of ore treatment, which was done in line with a directive from the Ghanaian Environmental Protection Agency. As a consequence, gold production was down 9% to 84,000oz. The lower production resulted in total cash costs increasing 13% to $513/oz and consequently an adjusted gross loss of $7m was incurred, compared with $1m profit in the previous quarter.

The LTIFR was 3.51 (1.89).

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable), seasonal rainfall affected volume and feed grade, resulting in production falling 5% to 61,000oz in the quarter.

As a result of the lower production, total cash costs rose 4% to $518/oz and the operation reported an adjusted gross loss of $1m for the quarter.

LTIFR was 1.02 (0.00)

MALI

A significant improvement at **Morila** (40% attributable) was achieved in the quarter, with gold production up 49% to 52,000oz, due to a 53% improved recovered grade, attributable to higher grade ore being mined and processed. Total cash costs decreased by 26% to $305/oz and adjusted gross profit, at $9m, was 125% higher due to the increased production.

The LTIFR was 2.38 (0.00).

At **Sadiola** (38% attributable), production was 3% higher at 35,000oz with an increase in recovered grade being partially offset by lower tonnage throughput. Tonnage throughput was adversely affected by a high percentage of sulphide tons treated during the quarter. Total cash costs decreased by 1% to $400/oz due to the improved gold production. Despite the higher production, gold sales declined by 3,000oz due to the timing of the final gold shipment and consequently adjusted gross profit remained constant at $6m.

The LTIFR was 0.00 (0.88).

Production at **Yatela** (40% attributable) was adversely affected by rain during the quarter, with tonnage stacked 23% lower. The reduced tonnage stacked was partially offset by the release of higher-grade ounces stacked in the previous quarter, and gold production decreased 9% to 30,000oz. Total cash costs were 65% higher at $383/oz due to the lower gold production and inventory movement adjustments associated with the release of gold stacked in the previous quarter. Adjusted gross profit decreased 45% to $6m due to the decline in production and higher cash costs.

The LTIFR was 0.00 (1.46).

NAMIBIA

Gold production at **Navachab** increased by 5% to 21,000oz on the back of the higher recovered grade. Total cash costs at $431/oz, were 23% higher due to the higher winter power tariffs, plant mill re-lining maintenance and additional drilling costs. Adjusted gross profit was 50% lower at $2m due to the higher cash costs.

The LTIFR was 3.44 (0.00).

TANZANIA

Production at **Geita** continued to improve after the slope failure in the Nyankanga pit in the first quarter, which significantly reduced the production outlook for the year. Gold production was 33% higher at 109,000oz due to a 16% increase in tonnage throughput together with a 15% increase in recovered grade. Tonnage throughput in the previous quarter had been adversely affected by damage to the ball mill discharge, which had resulted in considerable mill downtime.

Despite the higher gold production, total cash costs were 19% higher at $401/oz due to inventory adjustments and lower deferred stripping credits associated with a lower stripping ratio in the Nyankanga pit. Adjusted gross profit was 18% higher at $13m, primarily as a result of the higher production.

The LTIFR was 0.00 (1.44).

NORTH AMERICA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production decreased 13% to 60,000oz. The lower production is attributable to delayed production from the leach pad stacking levels. Total cash costs increased 24% to $308/oz, due to higher fuel costs combined with reduced ounces produced.

Adjusted gross profit decreased 6% to $15m as a result of increased cash costs.

The LTIFR was 0.00 (5.01).

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Adjusted gross profit is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
- Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and deferred tax thereon.
- Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure increased to $46m ($21m brownfields, $25m greenfields) during the third quarter of 2007, compared to $41m ($18m brownfields, $23m greenfields) in the previous quarter.

BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area of Moab Khotsong to further define the geological model of the lower mine. Borehole MZA9, a long deflection to the east is in progress and drilling at borehole MGR7 has been completed and the rig relocated to borehole MCY4.

Surface drilling in the Moab North area has been re-started after the structural interpretation was updated. Borehole MCY4 has been re-opened and a deflection to the east is in progress and a new borehole, MCY5 was started during the quarter.

At Obuasi, in **Ghana**, drilling from 50 level achieved four new borehole intersections in the Adansi Deeps area, and three new intersections were obtained on the KMS side.

At Iduapriem, resource conversion drilling continued at Blocks 7 and 8, which is the main mining area. A total of 40 holes were drilled during the quarter in an effort to convert inferred mineral resources to indicated mineral resources.

In **Australia**, at Boddington mine, resource conversion and near mine extension exploration diamond drilling rigs were reduced from six to two rigs, as planned. During the quarter, approximately 31,032m of new drilling in 44 holes was completed, bringing the total to date to 104,949m from 134 holes.

At Siguiri, in **Guinea**, drilling continued at the Kintinian prospect, situated 4km north of the mining operation. Infill and extension drilling will continue at this prospect during the next quarter. Extension drilling started at Kosise South and at Block 2 (45km west of the current operations), infill drilling of the oxides at Foulata was started during the quarter.

At Geita, in **Tanzania**, during the third quarter exploration activities were concentrated on five areas: Matandani Pit, A3 (West-Central-South), Nyakabale-Prospect 30, the Lone Cone-Nyankanga Gap and the Nyankanga foot wall.

For the quarter, 2,141m of diamond drilling, 1,701m of reverse circulation (RC) and 14,745m of air core drilling was achieved from 236 holes, comprising follow-up work, drilling of extension to known mineralisation and reconnaissance.

At Morila in **Mali**, results from borehole MSZ002 drilled during the second quarter were received and no significant mineralisation were encountered. A small infill soil sampling programme was completed in three areas of the southern half of the exploitation lease area. Some anomalous zones were defined and eight infill-soil sampling lines (1km line spacing and 100m sampling intervals) were completed in the Domba-east corridor.

At Sadiola, heavy seasonal rain prevented drilling during August and September. A fence line of diamond holes was planned between FE3-pit 3 and FE4 to verify the possible plunge to the north of the mineralised breccia present on these two prospects. Borehole SDFE3S-022 achieved 227m before rain halted drilling and limited resource delineation drilling was completed at FE3, FE3S and Tambali South.

At Yatela, six diamond holes totalling 1,836m were drilled on the "Deep Sulphide" project and final assay results are being awaited. A drilling programme to investigate the oxide potential at Dinnguilou started during the quarter and the initial phase to test the alluvial potential was completed with 2,672m drilled from 238 holes. The saprolite drilling programme was delayed by heavy rainfall and 6,719m was drilled of the planned 10,500m. Mineralised intersections from a previous drilling campaign were followed up on at KE17 and 366m were drilled from 11 holes.

At Navachab, in **Namibia**, drilling continued in the Upper Schist to the north-west of the main pit, as well as on the west ramp of the main pit area and preliminary results received have been encouraging. A drilling programme to test vertical mineralisation along the Upper Schist-MDM contact in the main pit area was initiated, and drilling started at Gecko South and North. The existing grade control block at Gecko Central was extended to the north-east to close off the mineralisation and additional drilling to close off the orebody toward the north-east at Grid A was completed and some positive intersections were recorded.

At Cripple Creek & Victor in the **United States**, drilling continues on the north side of the district near Schist Island and Control Point, while geotechnical drilling has been completed in the Globe Hill area. Development drilling has been completed along the Last Dollar/Orpha may trend on the southeast side of the main Cresson pit and will focus on the Schist Island area for the remainder of the year.

GREENFIELDS EXPLORATION

Greenfields exploration activities continued in seven countries (Australia, Colombia, the DRC, China, Laos, the Philippines, and Russia) during the quarter. A total of 269,700m of diamond (DDH) and reverse circulation (RC) drilling has been completed to date for the year, on drill testing priority targets in Australia, the DRC, and Colombia.

In **Australia**, drilling continued at the Tropicana JV Project (AngloGold Ashanti 70%, Independence Group 30%) as part of the pre-feasibility study (PFS), which will focus on the economics of the open-pit mining of gold mineralisation, currently identified over a four kilometre strike length at Tropicana-Havana. Reconnaissance exploration is also continuing, in parallel, throughout the remainder of the Tropicana JV tenement holding.

Regional exploration and target generation activities continued in **Colombia** during the third quarter. Diamond drilling was carried out on the bulk-tonnage gold targets at Gramalote, where a conceptual study is currently taking place, with results expected at year end, and at Colosa. Drill testing of the joint venture prospect Nechi (with local partner Mineros SA) also continued during the quarter, with results currently under review, while encouraging results were returned from drilling at the Miraflores prospect by the JV partner B2Gold.

Drilling continued in the Mongbwalu region of the north-eastern **DRC** with one diamond rig and two RC rigs. Diamond drilling continued to focus on defining the resource potential of the deeper, mineralised mylonite zones located to the south-east and east of the past-producing Nzebi and Pluto mines, respectively.

The two RC rigs continued to evaluate the shallow, open-pit resource potential of the Adidi North, Sokomutu, and Pluto sectors. A 50m x 50m drill grid has now been completed over both the Adidi North and Sokomuto sectors. The 2007 drill programme is expected to be finalised in the middle of next quarter, and will allow for the calculation of an inferred gold resource by year-end. In parallel, a conceptual scoping study on the economics of the Mongbwalu project is expected to be completed during the first half of 2008.

Regional target generation activities continued at Concession 40, with additional airborne magnetic data acquired during the quarter, bringing the total area covered by high-resolution airborne geophysics to 2,200 square kilometres, or nearly 25% of the entire concession. Interpretation of these geophysical data is ongoing and field evaluation of the priority targets is in progress.

In **Russia**, the formal documentation for the strategic alliance with Polymetal has been signed, and all future exploration and business development activities in Russia, will now be undertaken through the strategic alliance.

In **China**, preparation for first-round drilling of the Yili-Yunlong prospect was advanced after the issuance of the business licence for the Co-operative Joint Venture (CJV) in late June. AngloGold Ashanti also successfully signed its third CJV in China at the Pingwu project in the Sichuan Province on August 30. At Red Valley in Qinghai, 3,300m of diamond drilling was completed by AngloGold Ashanti as part of its earn-in commitment on the CJV with results expected during the fourth quarter.

In the **Philippines,** the final tenement grant for Mapawa is still awaited from the Manila Central Mines and Geosciences Bureau, and work continued on finalising the Mapawa and Outer Siana JV agreements with Red 5 Limited.

Under the Oxiana Limited JV in **Laos**, regional reconnaissance sampling and mapping programmes were restricted, due to rain, to two areas, with assays results awaited.

Review of the gold market

From a low of $641/oz early in the quarter, the gold price strengthened during the quarter reaching a high of $745/oz at quarter end, on raised concerns over economic uncertainty and a weaker US dollar. For the quarter, the gold price averaged $680/oz, marginally higher than the previous quarter's $666/oz. Post quarter end the gold price has continued to trade higher, reaching a 27 year high of $790/oz assisted by strong investment demand and the continued weakening of the US dollar.

The stronger gold price and an unchanged rand saw the rand gold price average R155,005/kg for the quarter, up 2% on the previous quarter's average of R151,562/kg. A stronger Australian dollar offset the US dollar gold price increase and the gold price in Australian dollar terms was unchanged from the previous quarter at A$802/oz.

PHYSICAL MARKET

Gold jewellery demand in the second quarter of 2007 reached an all-time record high of $14.5bn, which was 37% higher than the same quarter in 2006. In tonnage terms, demand was 22% higher than the second quarter of 2006, at 675mt. Indications are that these trends will continue into the third quarter.

Gold jewellery consumption in emerging market economies, where demand is driven by an investment component, was particularly robust. The key factors driving increased consumption were lower price volatility, favourable economic conditions and a belief in possible further upside to the gold price. The weakness of the dollar against local currencies further fuelled this demand, with prices remaining stable or falling for the year to date.

In India, demand reached record levels in rupee and tonnage terms for both jewellery and retail investment. Together these totalled 317mt, half of global mine output for the quarter and 90% higher than the depressed level of a year ago. Good monsoon rains should impact positively on the rural economy and presage strong demand for the latter part of year and early 2008 under current price conditions. The second half of the year will also see further demand for gold in India, as the Hindu festival of lights, Diwali, is celebrated.

Record demand was also achieved in Turkey, China (up 32% year on year) and the Middle East (up 20% year on year). In China, growth was achieved in both the traditional 24 carat market as well as in the 18K (K Gold) product category. In the Middle East, the Saudi Arabian market has showed strong growth with jewellery demand in the second quarter rising 30% in tonnage and 38% in value terms.

In Russia, jewellery demand has grown strongly over recent years and in 2006 measured 70mt. Quarterly demand is at record levels and demand during the first half of 2007 reached almost 40mt. Russia became the seventh largest jewellery market by size in 2006, and holds considerable potential for the future. Increased imports have also assisted in creating a more innovative and varied product offering.

CENTRAL BANK SALES

A total of 476mt of the 500mt available was sold in the third year of the second Central Bank Gold Agreement (CBGA2). Sellers included Spain, France, Switzerland and the European Central Bank, with the Swiss National Bank accounting for a substantial portion of sales. The Swiss National Bank had announced in June 2007 that it would make an adjustment in the composition of its reserves which will result in selling 250mt of gold before CBGA2 expires at the end of September 2009. However, the impact of these sales in a strong investment market should be minimal.

INVESTMENT MARKET

After a subdued second quarter, which saw some sales from investors, Exchange Traded Funds (ETFs) performed well during August and September. Total holdings in ETFs reached over 24Moz.

India recently introduced two ETF's in February and April of this year, and both have accumulated over one tonne of gold to date. A further catalyst for demand is the Shanghai Gold Exchange individual gold bullion trading, which allows individual investors to trade gold from a minimum threshold of 100 grams.

INDUSTRIAL MARKET

The positive trends in industrial demand for gold over the last quarter continues, on the back of buoyant demand from the electronics industry in the Far East. Industrial demand of 79.2mt (a 2% improvement over the same quarter in 2006) came primarily increase consumer demand for personal computers and mobile phones, both of which contain varying amounts of gold.

PRODUCER HEDGING

Following the record hedge reduction of 5.2Moz in the previous quarter, it is expected that the data for the third quarter will show only a small net decrease in the global hedge position.

CURRENCIES

The US dollar continued to weaken against most currencies during the quarter following increased concerns over a slowing US economy, and in particular the US housing market. The large 50 basis point rate cut in September by the US Federal Reserve and indications from China that it may curtail its purchases of US Treasuries, in retaliation for threatened trade sanctions against China, also helped weaken the dollar. In contrast, increasing interest rates in South Africa and Australia have attracted investment inflows that have seen the local currencies strengthen against the dollar over the quarter.

From opening levels of R7.02/$, A$/$0.83 and BRL1.92/$, the rand, Australian dollar and Brazilian real strengthened during the quarter to close at R6.87/$, A$/$0.88 and BRL1.85/$ respectively. The continued weakening of the US dollar since quarter end has seen these currencies strengthen further to levels of R6.70/$, A$/$0.91 and BRL1.79/$.

Hedge position

HEDGE POSITION

As at 30 September 2007, the net delta hedge position was 10.58Moz or 329t, representing an increase of 1.83Moz compared to the quarters opening position. The increase is primarily due to the closing spot gold price of $745/oz, which was $96/oz higher than the quarters opening price of $649/oz.

The marked-to-market value of the hedge book as at 30 September was negative $3.52bn (as at 30 June 2007: negative $2.78bn). The value was based on a gold price of $745/oz, exchange rates of R/$ 6.87 and A$/$0.88 and the prevailing market interest rates and volatilities at the time. The increase in the negative marked-to-market value was due to a higher spot gold price and higher gold option volatilities at quarter end.

The company continues to actively manage its hedge position in a value accretive manner, whilst actively reducing the overall hedge delta. Some minor hedge restructuring was concluded during the quarter.

For the quarter, the company received a price of $621/oz, which is $59/oz or 9% lower than the average spot price of $680/oz. For the final quarter, the deficit between the received price and the spot price is likely to be between 10% and 12% for spot gold prices in the $700 to $760/oz range.

As at 31 October 2007 the marked-to-market value of the hedge book was a negative $3.81bn, based on a gold price of $783.70/oz and exchange rates of R6.54/$ and A$/$0.92 and the prevailing market interest rates and volatilities at the time.

As indicated previously, the group has changed the method of allocating the effect of hedging to individual mines. The effect of hedging is now reported proportional to attributable gold sold and therefore the average received gold price for each mine is similar to the group average received gold price.

	Year	2007	2008	2009	2010	2011	2012-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	6,695	22,817	21,738	14,462	12,931	24,307	102,950
	US$ per oz	$363	$314	$316	$347	$397	$418	$357
Restructure Longs	Amount (kg)	*7,527	*7,734					*15,261
	US$ per oz	$654	$645					$649
Put options purchased	Amount (kg)	437						437
	US$ per oz	$292						$292
Put options sold	Amount (kg)	10,737	16,165	3,748	1,882	1,882	5,645	40,059
	US$ per oz	$663	$614	$530	$410	$420	$440	$576
Call options purchased	Amount (kg)	4,422	9,813					14,235
	US$ per oz	$408	$427					$421
Call options sold	Amount (kg)	20,710	55,796	45,191	35,933	37,550	61,873	257,053
	US$ per oz	$577	$500	$493	$483	$500	$599	$526
RAND GOLD								
Forward contracts	Amount (kg)	*2,559		933				*1,626
	Rand per kg	R129,834		R116,335				R126,227
Put options sold	Amount (kg)	1,089						1,089
	Rand per kg	R157,860						R157,860
Call options sold	Amount (kg)	2,955		2,986	2,986	2,986		11,913
	Rand per kg	R164,134		R202,054	R216,522	R230,990		R203,528
A DOLLAR GOLD								
Forward contracts	Amount (kg)	10,109	2,177	3,390	3,110			18,786
	A$ per oz	A$762	A$659	A$645	A$688			A$717
Put options purchased	Amount (kg)	7,154						7,154
	A$ per oz	A$837						A$837
Put options sold	Amount (kg)	10,575	1,866					12,441
	A$ per oz	A$813	A$810					A$812
Call options purchased	Amount (kg)		3,110	1,244	3,110			7,464
	A$ per oz		A$680	A$694	A$712			A$696
Call options sold	Amount (kg)	10,575						10,575
	A$ per oz	A$860						A$860
** Total net gold:	Delta (kg)	(26,579)	(55,273)	(68,319)	(50,184)	(49,576)	(79,198)	(329,129)
	Delta (oz)	(854,533)	(1,777,066)	(2,196,504)	(1,613,451)	(1,593,903)	(2,546,271)	(10,581,728)

Rounding of figures may result in computational discrepancies.

	Year	2007	2008	2009	2010	2011	2012-2016	Total
DOLLAR SILVER								
Put options purchased	Amount (kg)	10,886	43,545					54,431
	$ per oz	$7.40	$7.66					$7.61
Put options sold	Amount (kg)	10,886	43,545					54,431
	$ per oz	$5.93	$6.19					$6.14
Call options sold	Amount (kg)	10,886	43,545					54,431
	$ per oz	$8.40	$8.64					$8.59

* Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

** The Delta of the hedge position indicated is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2007.

The following table indicates the group's currency hedge position at 30 September 2007

	Year	2007	2008	2009	2010	2011	2012-2016	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	30,113						30,113
	US$/R	R7.13						R7.13
Put options purchased	Amount ($)	140,000						140,000
	US$/R	R7.32						R7.32
Put options sold	Amount ($)	185,000						185,000
	US$/R	R7.10						R7.10
Call options sold	Amount ($)	185,000						185,000
	US$/R	R7.55						R7.55
A DOLLAR (000)								
Forward contracts	Amount ($)	60,000	80,000					140,000
	A$/US$	$0.84	$0.79					$0.81
Put options purchased	Amount ($)	80,000	80,000					160,000
	A$/US$	$0.81	$0.81					$0.81
Put options sold	Amount ($)	80,000	80,000					160,000
	A$/US$	$0.83	$0.84					$0.84
Call options sold	Amount ($)	80,000	80,000					160,000
	A$/US$	$0.79	$0.79					$0.79
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	12,000	19,000					31,000
	US$/BRL	BRL2.06	BRL2.05					BRL2.05
Put options purchased	Amount ($)	9,000						9,000
	US$/BRL	BRL2.04						BRL2.04
Put options sold	Amount ($)	3,000						3,000
	US$/BRL	BRL2.05						BRL2.05
Call options sold	Amount ($)	15,000	8,000					23,000
	US$/BRL	BRL2.01	BRL2.20					BRL2.08

Derivative analysis by accounting designation as at 30 September 2007

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
		US Dollars (million)		
Commodity option contracts	(567)	-	(1,560)	(2,127)
Foreign exchange option contracts	-	-	(2)	(2)
Forward sale commodity contracts	(1,118)	(346)	54	(1,410)
Forward foreign exchange contracts	-	4	13	17
Interest rate swaps	(32)	-	35	3
Total hedging contracts	**(1,717)**	**(342)**	**(1,460)**	**(3,519)**
Option component of convertible bonds	-	-	(41)	(41)
Total derivatives	**(1,717)**	**(342)**	**(1,501)**	**(3,560)**

Rounding of figures may result in computational discrepancies.

Group **operating results**

			Quarter ended			Nine months ended		Quarter ended			Nine months ended	
			Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
					Unaudited					Unaudited		
					Rand / Metric					Dollar / Imperial		
OPERATING RESULTS [1]												
UNDERGROUND OPERATION												
Milled	- 000 tonnes	/ - 000 tons	**3,384**	3,404	3,592	9,877	10,194	**3,730**	3,753	3,960	10,887	11,237
Yield	- g / t	/ - oz / t	**7.11**	6.70	6.98	7.00	7.11	**0.207**	0.195	0.204	0.204	0.207
Gold produced	- kg	/ - oz (000)	**24,066**	22,817	25,066	69,179	72,501	**774**	734	806	2,225	2,331
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	**2,976**	3,192	3,273	9,442	9,385	**3,280**	3,518	3,608	10,408	10,345
Yield	- g / t	/ - oz / t	**0.48**	0.53	0.46	0.51	0.50	**0.014**	0.015	0.013	0.015	0.015
Gold produced	- kg	/ - oz (000)	**1,429**	1,680	1,497	4,803	4,677	**46**	54	48	154	150
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**41,999**	42,880	43,823	124,938	128,564	**46,296**	47,267	48,306	137,721	141,718
Treated	- 000 tonnes	/ - 000 tons	**6,456**	6,139	6,871	18,857	19,497	**7,116**	6,767	7,574	20,786	21,492
Stripping ratio	- t (mined total - mined ore) / t mined ore		**4.20**	4.16	5.56	4.43	4.94	**4.20**	4.16	5.56	4.43	4.94
Yield	- g / t	/ - oz / t	**2.49**	2.29	2.00	2.34	2.15	**0.073**	0.067	0.058	0.068	0.063
Gold in ore	- kg	/ - oz (000)	**15,059**	14,123	6,665	41,752	30,743	**484**	454	214	1,342	988
Gold produced	- kg	/ - oz (000)	**16,064**	14,033	13,742	44,180	41,883	**516**	451	442	1,420	1,347
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**14,807**	15,229	15,381	44,755	47,985	**16,322**	16,787	16,955	49,334	52,894
Placed [2]	- 000 tonnes	/ - 000 tons	**5,636**	5,673	5,790	16,490	17,441	**6,213**	6,253	6,382	18,177	19,226
Stripping ratio	- t (mined total - mined ore) / t mined ore		**1.53**	1.94	1.90	1.83	1.83	**1.53**	1.94	1.90	1.83	1.83
Yield [3]	- g / t	/ - oz / t	**0.66**	0.82	0.84	0.74	0.80	**0.019**	0.024	0.024	0.021	0.023
Gold placed [4]	- kg	/ - oz (000)	**3,706**	4,656	4,628	12,127	13,867	**119**	150	149	390	446
Gold produced	- kg	/ - oz (000)	**3,052**	3,428	3,559	9,647	10,495	**98**	110	114	310	337
TOTAL												
Gold produced	- kg	/ - oz (000)	**44,611**	41,958	43,864	127,809	129,556	**1,434**	1,349	1,410	4,109	4,165
Gold sold	- kg	/ - oz (000)	**45,768**	40,661	43,185	127,987	127,772	**1,471**	1,307	1,388	4,115	4,108
Price received	- R / kg	/ - $ / oz - sold	**141,400**	137,579	134,176	139,732	122,595	**621**	605	584	610	576
Total cash costs	- R / kg	/ - $ / oz - produced	**81,186**	75,724	71,495	78,074	65,334	**357**	333	311	341	308
Total production costs	- R / kg	/ - $ / oz - produced	**107,239**	99,734	95,267	102,443	87,661	**471**	439	414	448	413
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	**409**	397	420	394	403	**13.16**	12.76	13.49	12.66	12.97
Actual	- g	/ - oz	**361**	339	360	352	353	**11.62**	10.89	11.57	11.31	11.33
CAPITAL EXPENDITURE - Rm	/ - $m		**1,733**	1,979	1,542	5,129	3,671	**245**	279	220	720	557

[1] Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.

[2] Tonnes (Tons) placed on to leach pad.

[3] Gold placed / tonnes (tons) placed.

[4] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited
Revenue	2	**6,549**	5,461	5,707	17,892	15,129
Gold income		**6,319**	5,222	5,459	17,204	14,503
Cost of sales	3	**(4,924)**	(4,132)	(3,987)	(13,279)	(11,006)
(Loss) profit on non-hedge derivatives and other commodity contracts		**(2,274)**	840	510	(2,095)	(2,437)
Gross (loss) profit		**(879)**	1,930	1,981	1,830	1,060
Corporate administration and other expenses		**(252)**	(216)	(126)	(676)	(393)
Market development costs		**(26)**	(26)	(26)	(75)	(75)
Exploration costs		**(219)**	(204)	(112)	(599)	(301)
Other operating expenses	4	**(65)**	(43)	(34)	(156)	(103)
Dividend received from investments		**16**	-	-	16	-
Operating special items	5	**36**	86	(56)	137	(32)
Operating (loss) profit		**(1,388)**	1,527	1,628	477	156
Interest received		**89**	62	60	224	149
Exchange (loss) gain		**(6)**	(14)	6	(18)	(5)
Fair value adjustment on option component of convertible bond		**(140)**	223	421	218	347
Finance costs and unwinding of obligations		**(230)**	(220)	(157)	(649)	(576)
Share of associates' loss		**(104)**	(51)	(4)	(159)	(8)
(Loss) profit before taxation		**(1,780)**	1,527	1,955	93	62
Taxation	6	**(161)**	(371)	(430)	(966)	(556)
(Loss) profit after taxation from continuing operations		**(1,941)**	1,155	1,524	(873)	(494)
Discontinued operations						
Loss for the period from discontinued operations	7	**(24)**	(4)	(1)	(34)	(12)
(Loss) profit for the period		**(1,964)**	1,151	1,523	(907)	(505)
Allocated as follows:						
Equity shareholders		**(2,015)**	1,083	1,470	(1,082)	(657)
Minority interest		**51**	68	54	175	152
		(1,964)	1,151	1,523	(907)	(505)
Basic (loss) earnings per ordinary share (cents) [1]						
(Loss) profit from continuing operations		**(708)**	386	533	(372)	(238)
Loss from discontinued operations		**(9)**	(1)	-	(12)	(4)
(Loss) profit		**(716)**	385	533	(384)	(242)
Diluted (loss) earnings per ordinary share (cents) [2]						
(Loss) profit from continuing operations [3]		**(708)**	385	533	(372)	(238)
Loss from discontinued operations [3]		**(9)**	(1)	-	(12)	(4)
(Loss) profit [3]		**(716)**	384	533	(384)	(242)
Dividends						
- Rm					251	578
- cents per Ordinary share					90	210
- cents per E Ordinary share					45	-

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited
Revenue	2	**925**	773	798	2,511	2,288
Gold income		**893**	739	763	2,415	2,193
Cost of sales	3	**(696)**	(585)	(557)	(1,865)	(1,669)
(Loss) profit on non-hedge derivatives and other commodity contracts		**(356)**	77	143	(331)	(214)
Gross (loss) profit		**(159)**	231	349	219	310
Corporate administration and other expenses		**(36)**	(31)	(18)	(95)	(60)
Market development costs		**(4)**	(4)	(4)	(11)	(12)
Exploration costs		**(31)**	(29)	(16)	(84)	(45)
Other operating expenses	4	**(9)**	(6)	(5)	(22)	(16)
Dividend received from investments		**2**	-	-	2	-
Operating special items	5	**5**	12	(7)	19	(3)
Operating (loss) profit		**(231)**	174	300	29	174
Interest received		**13**	9	8	31	22
Exchange (loss) gain		**(1)**	(2)	1	(3)	(1)
Fair value adjustment on option component of convertible bond		**(20)**	32	58	30	44
Finance costs and unwinding of obligations		**(32)**	(31)	(22)	(91)	(89)
Share of associates' loss		**(14)**	(7)	-	(22)	(1)
(Loss) profit before taxation		**(286)**	174	344	(25)	150
Taxation	6	**(21)**	(52)	(69)	(133)	(97)
(Loss) profit after taxation from continuing operations		**(308)**	121	276	(158)	53
Discontinued operations						
Loss for the period from discontinued operations	7	**(3)**	(1)	-	(5)	(2)
(Loss) profit for the period		**(311)**	121	276	(163)	51
Allocated as follows:						
Equity shareholders		**(318)**	111	268	(188)	28
Minority interest		**7**	10	8	25	23
		(311)	121	276	(163)	51
Basic (loss) earnings per ordinary share (cents) [1]						
(Loss) profit from continuing operations		**(112)**	39	97	(65)	11
Loss from discontinued operations		**(1)**	-	-	(2)	(1)
(Loss) profit		**(113)**	39	97	(67)	10
Diluted (loss) earnings per ordinary share (cents) [2]						
(Loss) profit from continuing operations [3]		**(112)**	39	97	(65)	11
Loss from discontinued operations [3]		**(1)**	-	-	(2)	(1)
(Loss) profit [3]		**(113)**	39	97	(67)	10
Dividends [4]						
- $m					35	81
- cents per Ordinary share					12	29
- cents per E Ordinary share					6	-

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

[4] Dividends are translated at actual rates on date of payment.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at September 2007 Unaudited	As at June 2007 Unaudited	As at September 2006 Unaudited	As at December 2006 Audited
ASSETS					
Non-current assets					
Tangible assets		**44,834**	44,551	44,458	42,382
Intangible assets		**3,036**	3,041	3,137	2,909
Investments in associates		**141**	245	327	300
Other investments		**839**	956	846	884
Inventories		**2,275**	2,103	1,991	2,006
Trade and other receivables		**477**	452	120	405
Derivatives		**-**	-	48	45
Deferred taxation		**499**	417	419	432
Other non-current assets		**300**	313	95	313
		52,401	52,078	51,440	49,676
Current assets					
Inventories		**4,156**	4,112	3,592	3,424
Trade and other receivables		**1,516**	1,535	1,783	1,300
Derivatives		**4,078**	3,383	5,548	4,546
Current portion of other non-current assets		**5**	5	5	5
Cash restricted for use		**294**	166	46	75
Cash and cash equivalents		**3,447**	2,792	2,871	3,467
		13,495	11,993	13,845	12,817
Non-current assets held for sale		**201**	203	225	123
		13,696	12,196	14,070	12,940
TOTAL ASSETS		**66,098**	64,274	65,510	62,616
EQUITY AND LIABILITIES					
Share capital and premium	10	**22,265**	22,237	22,077	22,083
Retained earnings and other reserves	11	**(2,803)**	(34)	37	(1,188)
Shareholders' equity		**19,461**	22,203	22,114	20,895
Minority interests	12	**401**	475	478	436
Total equity		**19,862**	22,678	22,592	21,331
Non-current liabilities					
Borrowings		**7,415**	9,293	10,497	9,963
Environmental rehabilitation and other provisions		**3,003**	2,929	2,671	2,785
Provision for pension and post-retirement benefits		**1,207**	1,201	1,267	1,181
Trade, other payables and deferred income		**39**	131	104	150
Derivatives		**1,321**	1,183	2,592	1,984
Deferred taxation		**7,476**	7,821	7,615	7,722
		20,460	22,559	24,746	23,785
Current liabilities					
Current portion of borrowings		**4,358**	2,056	290	413
Trade, other payables and deferred income		**4,469**	3,880	3,461	3,701
Derivatives		**15,421**	11,869	12,794	12,152
Taxation		**1,526**	1,232	1,532	1,234
		25,775	19,037	18,077	17,500
Non-current liabilities held for sale		**-**	-	95	-
		25,775	19,037	18,172	17,500
Total liabilities		**46,235**	41,596	42,918	41,285
TOTAL EQUITY AND LIABILITIES		**66,098**	64,274	65,510	62,616
Net asset value - cents per share		**7,068**	8,072	8,208	7,607

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at September 2007 Unaudited	As at June 2007 Unaudited	As at September 2006 Unaudited	As at December 2006 Audited
ASSETS					
Non-current assets					
Tangible assets		**6,526**	6,350	5,726	6,054
Intangible assets		**442**	433	404	415
Investments in associates		**21**	35	42	43
Other investments		**122**	136	109	126
Inventories		**331**	300	256	287
Trade and other receivables		**69**	64	16	58
Derivatives		**-**	-	6	6
Deferred taxation		**73**	59	54	62
Other non-current assets		**44**	45	12	44
		7,628	7,423	6,626	7,095
Current assets					
Inventories		**605**	586	463	489
Trade and other receivables		**221**	219	230	185
Derivatives		**594**	482	714	649
Current portion of other non-current assets		**1**	1	1	1
Cash restricted for use		**42**	24	6	11
Cash and cash equivalents		**502**	398	370	495
		1,964	1,709	1,783	1,830
Non-current assets held for sale		**29**	29	29	18
		1,994	1,738	1,812	1,848
TOTAL ASSETS		**9,621**	9,161	8,438	8,943
EQUITY AND LIABILITIES					
Share capital and premium	10	**3,241**	3,169	2,844	3,154
Retained earnings and other reserves	11	**(408)**	(5)	4	(169)
Shareholders' equity		**2,833**	3,165	2,848	2,985
Minority interests	12	**58**	68	62	62
Total equity		**2,891**	3,232	2,910	3,047
Non-current liabilities					
Borrowings		**1,079**	1,325	1,352	1,423
Environmental rehabilitation and other provisions		**437**	417	344	398
Provision for pension and post-retirement benefits		**176**	171	163	169
Trade, other payables and deferred income		**6**	19	13	21
Derivatives		**192**	169	334	283
Deferred taxation		**1,088**	1,115	981	1,103
		2,978	3,215	3,187	3,397
Current liabilities					
Current portion of borrowings		**634**	293	37	59
Trade, other payables and deferred income		**651**	553	446	528
Derivatives		**2,245**	1,692	1,648	1,736
Taxation		**222**	176	197	176
		3,752	2,713	2,328	2,499
Non-current liabilities held for sale		**-**	-	12	-
		3,752	2,713	2,341	2,499
Total liabilities		**6,730**	5,929	5,528	5,896
TOTAL EQUITY AND LIABILITIES		**9,621**	9,161	8,438	8,943
Net asset value - cents per share		**1,029**	1,150	1,057	1,087

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited
Cash flows from operating activities					
Receipts from customers	**6,498**	5,551	5,681	17,678	15,322
Payments to suppliers and employees	**(4,168)**	(3,869)	(3,181)	(11,574)	(9,140)
Cash generated from operations	**2,330**	1,682	2,500	6,104	6,182
Cash utilised by discontinued operations	**(6)**	(9)	(16)	(24)	(13)
Taxation paid	**(123)**	(545)	(146)	(1,001)	(415)
Net cash inflow from operating activities	**2,201**	1,128	2,338	5,079	5,754
Cash flows from investing activities					
Capital expenditure	**(1,733)**	(1,764)	(1,542)	(4,914)	(3,671)
Acquisition of assets	**-**	(287)	-	(287)	-
Proceeds from disposal of tangible assets	**50**	91	6	158	71
Proceeds from disposal of assets of discontinued operations	**8**	6	7	16	39
Other investments acquired	**(7)**	(16)	(406)	(63)	(424)
Associate loans and acquisitions	**-**	64	(3)	1	(66)
Proceeds from disposal of investments	**36**	26	409	84	447
Dividends from other investments	**16**	-	-	16	-
(Increase) decrease in cash restricted for use	**(126)**	101	(20)	(214)	10
Interest received	**77**	49	56	186	118
Loans advanced	**-**	18	-	(8)	(1)
Repayment of loans advanced	**1**	8	8	10	36
Net cash outflow from investing activities	**(1,679)**	(1,702)	(1,485)	(5,015)	(3,441)
Cash flows from financing activities					
Proceeds from issue of share capital	**19**	36	12	159	3,061
Share issue expenses	**-**	(4)	-	(4)	(32)
Proceeds from borrowings	**864**	730	496	1,790	906
Repayment of borrowings	**(208)**	(182)	(294)	(533)	(3,636)
Finance costs	**(241)**	(33)	(169)	(486)	(504)
Dividends paid	**(277)**	(63)	(606)	(1,033)	(858)
Net cash inflow (outflow) from financing activities	**158**	485	(560)	(106)	(1,063)
Net increase (decrease) in cash and cash equivalents	**680**	(89)	293	(42)	1,250
Translation	**(24)**	(38)	127	22	294
Cash and cash equivalents at beginning of period	**2,792**	2,919	2,450	3,467	1,328
Net cash and cash equivalents at end of period	**3,447**	2,792	2,871	3,447	2,871
Cash generated from operations					
(Loss) profit before taxation	**(1,780)**	1,527	1,955	93	62
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**2,725**	(195)	120	3,514	4,286
Amortisation of tangible assets	**1,082**	1,009	1,034	3,040	2,844
Finance costs and unwinding of obligations	**230**	220	157	649	576
Deferred stripping	**(128)**	(131)	(262)	(359)	(494)
Interest receivable	**(89)**	(62)	(60)	(224)	(149)
Operating special items	**(36)**	(86)	56	(137)	64
Amortisation of intangible assets	**3**	3	4	10	10
Fair value adjustment on option components of convertible bond	**140**	(223)	(421)	(218)	(347)
Environmental, rehabilitation and other expenditure	**44**	(14)	(26)	16	(200)
Other non-cash movements	**132**	181	153	460	283
Movements in working capital	**6**	(547)	(210)	(740)	(754)
	2,330	1,682	2,500	6,104	6,182
Movements in working capital					
Increase in inventories	**(215)**	(494)	(842)	(1,035)	(2,014)
(Increase) decrease in trade and other receivables	**(27)**	79	(199)	(236)	(211)
Increase (decrease) in trade and other payables	**248**	(131)	831	530	1,471
	6	(547)	(210)	(740)	(754)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited
Cash flows from operating activities					
Receipts from customers	**918**	783	798	2,481	2,329
Payments to suppliers and employees	**(590)**	(545)	(452)	(1,627)	(1,401)
Cash generated from operations	**328**	238	346	854	928
Cash utilised by discontinued operations	**(1)**	(1)	(2)	(3)	(2)
Taxation paid	**(18)**	(77)	(20)	(141)	(63)
Net cash inflow from operating activities	**310**	160	324	710	863
Cash flows from investing activities					
Capital expenditure	**(245)**	(249)	(220)	(690)	(557)
Acquisition of assets	**-**	(40)	-	(40)	-
Proceeds from disposal of tangible assets	**7**	13	1	22	11
Proceeds from disposal of assets of discontinued operations	**1**	1	1	2	6
Other investments acquired	**(1)**	(2)	(62)	(9)	(64)
Associate loans and acquisitions	**-**	9	-	-	(10)
Proceeds from disposal of investments	**5**	4	62	12	68
Dividends from other investments	**2**	-	-	2	-
(Increase) decrease in cash restricted for use	**(18)**	14	(3)	(30)	2
Interest received	**11**	7	7	26	17
Loans advanced	**-**	2	-	(1)	-
Repayment of loans advanced	**-**	1	1	1	5
Net cash outflow from investing activities	**(237)**	(241)	(213)	(704)	(522)
Cash flows from financing activities					
Proceeds from issue of share capital	**3**	5	2	22	511
Share issue expenses	**-**	(1)	-	(1)	(5)
Proceeds from borrowings	**122**	103	75	251	140
Repayment of borrowings	**(29)**	(26)	(41)	(75)	(594)
Finance costs	**(34)**	(5)	(24)	(68)	(78)
Dividends paid	**(38)**	(9)	(85)	(141)	(125)
Net cash inflow (outflow) from financing activities	**23**	67	(73)	(11)	(151)
Net increase (decrease) in cash and cash equivalents	**95**	(14)	38	(6)	190
Translation	**9**	11	(11)	12	(30)
Cash and cash equivalents at beginning of period	**398**	400	343	495	209
Net cash and cash equivalents at end of period	**502**	398	370	502	370
Cash generated from operations					
(Loss) profit before taxation	**(286)**	174	344	(25)	150
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**420**	15	(54)	530	493
Amortisation of tangible assets	**153**	143	144	427	431
Finance costs and unwinding of obligations	**32**	31	22	91	89
Deferred stripping	**(19)**	(19)	(31)	(52)	(64)
Interest receivable	**(13)**	(9)	(8)	(31)	(22)
Operating special items	**(5)**	(12)	7	(19)	7
Amortisation of intangible assets	**-**	-	-	1	1
Fair value adjustment on option components of convertible bond	**20**	(32)	(58)	(30)	(44)
Environmental, rehabilitation and other expenditure	**6**	(2)	(3)	2	(30)
Other non-cash movements	**19**	25	21	64	42
Movements in working capital	**1**	(76)	(38)	(105)	(125)
	328	238	346	854	928
Movements in working capital					
Increase in inventories	**(50)**	(102)	(55)	(165)	(155)
(Increase) decrease in trade and other receivables	**(8)**	3	(8)	(38)	19
Increase in trade and other payables	**60**	23	25	98	12
	1	(76)	(38)	(105)	(125)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

	Nine months ended September 2007	Nine months ended September 2006	Year ended December 2006
	Unaudited	Unaudited	Audited
SA Rand million			
Actuarial gain on pension and post-retirement benefits	-	-	283
Transactions with minorities	(170)	-	-
Net loss on cash flow hedges removed from equity and reported in income	910	874	1,274
Net loss on cash flow hedges	(662)	(1,717)	(1,604)
(Loss) gain on available-for-sale financial assets	(24)	147	78
Deferred taxation on items above	20	346	50
Net exchange translation differences	60	4,362	2,292
Net income recognised directly in equity	134	4,012	2,373
Loss for the period	(907)	(505)	(385)
Total recognised (expense) income for the period	(773)	3,507	1,988
Attributable to:			
Equity shareholders	(852)	3,287	1,755
Minority interest	79	220	233
	(773)	3,507	1,988
US Dollar million			
Actuarial gain on pension and post-retirement benefits	-	-	42
Transactions with minorities	(25)	-	-
Net loss on cash flow hedges removed from equity and reported in income	130	155	217
Net loss on cash flow hedges	(96)	(221)	(229)
(Loss) gain on available-for-sale financial assets	(3)	16	12
Deferred taxation on items above	(5)	32	8
Net exchange translation differences	35	493	281
Net income recognised directly in equity	36	475	331
(Loss) profit for the period	(163)	51	(14)
Total recognised (expense) income for the period	(127)	526	317
Attributable to:			
Equity shareholders	(139)	505	289
Minority interest	12	21	28
	(127)	526	317

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter and nine months ended 30 September 2007

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited
	SA Rand million					**US Dollar million**				
Gold income										
South Africa	**2,777**	2,281	2,640	7,524	6,761	**393**	323	370	1,056	1,021
Argentina	**269**	252	221	786	666	**38**	36	31	110	101
Australia	**715**	483	454	1,752	1,228	**101**	68	64	245	185
Brazil	**542**	468	422	1,501	1,093	**77**	66	59	211	165
Ghana	**648**	567	484	1,765	1,327	**92**	80	67	248	201
Guinea	**307**	304	217	991	629	**43**	43	30	139	95
Mali	**469**	429	583	1,416	1,573	**66**	61	82	199	239
Namibia	**87**	88	100	268	257	**12**	12	14	38	39
Tanzania	**320**	163	181	668	600	**45**	23	25	94	91
USA	**185**	187	156	533	369	**26**	26	22	75	56
	6,319	5,222	5,459	17,204	14,503	**893**	739	763	2,415	2,193
Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts										
South Africa	**802**	741	1,106	2,343	2,874	**113**	105	155	328	430
Argentina	**77**	97	79	279	257	**11**	14	11	39	39
Australia	**288**	212	251	732	626	**41**	30	35	103	94
Brazil	**232**	225	258	710	617	**33**	32	36	100	92
Ghana	**26**	87	(70)	175	(78)	**4**	12	(10)	25	(11)
Guinea	**1**	7	(18)	57	39	**-**	1	(2)	8	6
Mali	**150**	147	250	480	699	**21**	21	36	67	107
Namibia	**16**	26	46	71	116	**2**	4	6	10	18
Tanzania	**94**	81	(51)	162	(17)	**13**	11	(7)	23	(2)
USA	**109**	111	23	327	1	**15**	16	3	46	-
Other	**(34)**	(46)	146	(55)	114	**(4)**	(7)	20	(9)	16
	1,761	1,688	2,020	5,281	5,248	**249**	239	283	740	789
Cash gross profit (loss) [1]										
South Africa	**1,261**	1,164	1,484	3,605	3,985	**178**	165	208	506	600
Argentina	**118**	143	134	415	402	**17**	20	19	58	61
Australia	**378**	301	315	989	788	**53**	42	44	139	118
Brazil	**323**	302	304	936	737	**46**	43	42	131	111
Ghana	**153**	207	86	540	368	**22**	29	12	76	57
Guinea	**59**	62	41	235	203	**8**	9	6	33	31
Mali	**192**	180	342	603	910	**27**	26	48	85	138
Namibia	**26**	36	57	101	149	**4**	5	8	14	23
Tanzania	**185**	167	36	411	168	**26**	24	5	58	26
USA	**168**	164	81	495	206	**24**	23	11	70	31
Other	**(16)**	(26)	162	4	162	**(3)**	(4)	23	(1)	22
	2,847	2,700	3,041	8,334	8,078	**402**	382	426	1,169	1,218

[1] Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited
	kg					**oz (000)**				
Gold production										
South Africa	**19,218**	18,083	20,296	54,926	59,409	**618**	581	653	1,766	1,910
Argentina	**1,569**	1,569	1,702	4,741	5,337	**50**	50	55	152	172
Australia	**4,766**	4,631	3,366	14,002	9,703	**153**	149	108	450	312
Brazil	**3,401**	3,006	2,858	9,209	7,647	**109**	97	92	296	246
Ghana	**4,217**	4,198	4,540	12,390	13,988	**136**	135	146	398	450
Guinea	**1,886**	1,992	1,940	6,148	5,542	**61**	64	62	198	178
Mali	**3,649**	3,164	4,029	10,167	12,590	**117**	102	130	327	405
Namibia	**638**	621	711	1,872	2,073	**21**	20	23	60	67
Tanzania	**3,401**	2,553	2,280	8,366	7,110	**109**	82	73	269	229
USA	**1,866**	2,142	2,143	5,988	6,157	**60**	69	69	193	198
	44,611	41,958	43,864	127,809	129,556	**1,434**	1,349	1,410	4,109	4,165

	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited	Quarter ended September 2007 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended September 2006 Unaudited	Nine months ended September 2007 Unaudited	Nine months ended September 2006 Unaudited
	SA Rand million					**US Dollar million**				
Capital expenditure										
South Africa	**642**	540	543	1,655	1,422	**91**	76	77	232	216
Argentina	**37**	30	26	91	84	**5**	4	4	13	13
Australia	**439**	543	162	1,324	289	**62**	77	24	186	44
Brazil	**258**	268	396	791	926	**37**	38	57	111	140
Ghana	**152**	232	153	575	420	**22**	33	21	81	64
Guinea	**56**	38	26	108	83	**8**	5	4	15	13
Mali	**10**	13	7	35	22	**1**	2	1	5	3
Namibia	**10**	6	5	19	15	**1**	1	1	3	2
Tanzania	**50**	34	198	108	334	**7**	5	29	15	51
USA	**54**	26	17	128	60	**8**	4	2	18	9
Other	**25**	250	9	295	16	**3**	34	1	41	2
	1,733	1,979	1,542	5,129	3,671	**245**	279	220	720	557

	As at September 2007 Unaudited	As at June 2007 Unaudited	As at September 2006 Unaudited	As at December 2006 Audited	As at September 2007 Unaudited	As at June 2007 Unaudited	As at September 2006 Unaudited	As at December 2006 Audited
	SA Rand million				**US Dollar million**			
Total assets								
South Africa	**15,581**	15,069	15,867	15,394	**2,268**	2,148	2,044	2,199
Argentina	**1,647**	1,681	2,186	1,876	**240**	240	282	268
Australia	**8,238**	7,611	6,606	6,447	**1,199**	1,085	851	921
Brazil	**4,568**	4,369	4,176	3,961	**665**	623	538	566
Ghana	**13,031**	13,018	13,886	12,437	**1,897**	1,855	1,789	1,776
Guinea	**2,005**	1,934	2,092	1,974	**292**	276	269	282
Mali	**2,299**	2,277	2,508	2,350	**335**	324	323	336
Namibia	**513**	479	408	424	**75**	68	53	61
Tanzania	**9,633**	9,645	10,551	9,642	**1,402**	1,375	1,359	1,377
USA	**3,593**	3,551	3,864	3,566	**523**	506	498	509
Other	**4,990**	4,640	3,366	4,545	**725**	661	432	648
	66,098	64,274	65,510	62,616	**9,621**	9,161	8,438	8,943

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and nine months ended 30 September 2007

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2007, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2007.

2. Revenue

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Revenue consists of the following principal categories:										
Gold income	**6,319**	5,222	5,459	17,204	14,503	**893**	739	763	2,415	2,193
By-products (note 3)	**125**	178	188	448	477	**18**	25	26	63	73
Dividend received	**16**	–	–	16	–	**2**	–	–	2	–
Interest received	**89**	62	60	224	149	**13**	9	8	31	22
	6,549	5,461	5,707	17,892	15,129	**925**	773	798	2,511	2,288

3. Cost of sales

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(3,684)**	(3,319)	(3,095)	(10,201)	(8,591)	**(521)**	(469)	(432)	(1,433)	(1,304)
By-products (note 2)	**125**	178	188	448	477	**18**	25	26	63	73
	(3,559)	(3,141)	(2,907)	(9,753)	(8,114)	**(503)**	(444)	(406)	(1,370)	(1,231)
Other cash costs	**(176)**	(165)	(167)	(518)	(422)	**(25)**	(23)	(23)	(73)	(64)
Total cash costs	**(3,735)**	(3,305)	(3,075)	(10,271)	(8,536)	**(528)**	(468)	(429)	(1,443)	(1,295)
Retrenchment costs	**(27)**	(9)	(14)	(44)	(38)	**(4)**	(1)	(2)	(6)	(6)
Rehabilitation and other non-cash costs	**(85)**	(19)	(23)	(124)	(87)	**(12)**	(3)	(3)	(17)	(13)
Production costs	**(3,847)**	(3,333)	(3,111)	(10,439)	(8,661)	**(544)**	(471)	(434)	(1,466)	(1,314)
Amortisation of tangible assets	**(1,082)**	(1,009)	(1,034)	(3,040)	(2,844)	**(153)**	(143)	(144)	(427)	(431)
Amortisation of intangible assets	**(3)**	(3)	(4)	(10)	(10)	**–**	–	–	(1)	(1)
Total production costs	**(4,933)**	(4,346)	(4,148)	(13,489)	(11,515)	**(697)**	(615)	(579)	(1,895)	(1,746)
Inventory change	**9**	214	161	209	509	**1**	30	22	30	77
	(4,924)	(4,132)	(3,987)	(13,279)	(11,006)	**(696)**	(585)	(557)	(1,865)	(1,669)

Rounding of figures may result in computational discrepancies.

4. Other operating expenses

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	**(25)**	(25)	(20)	(75)	(58)	**(4)**	(3)	(3)	(11)	(9)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	**(40)**	(6)	(14)	(67)	(41)	**(5)**	(1)	(2)	(9)	(6)
Other	**–**	(12)	–	(14)	(4)	**–**	(2)	–	(2)	(1)
	(65)	(43)	(34)	(156)	(103)	**(9)**	(6)	(5)	(22)	(16)

5. Operating special items

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Under provision of indirect taxes	**–**	(6)	(1)	(6)	(27)	**–**	(1)	(8)	(1)	(4)
VAT not recoverable	**–**	–	(58)	–	(58)	**–**	–	–	–	(8)
Impairment of tangible assets (note 8)	**–**	–	–	(1)	(3)	**–**	–	–	–	–
Recovery of loan	**–**	–	–	23	–	**–**	–	–	3	–
Profit on disposal of assets (note 8)	**36**	92	3	122	56	**5**	13	1	17	8
	36	86	(56)	137	(32)	**5**	12	(7)	19	(3)

6. Taxation

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Current tax										
Normal taxation	**(443)**	(333)	(519)	(1,218)	(1,110)	**(63)**	(46)	(72)	(171)	(164)
Disposal of tangible assets (note 8)	**(9)**	(18)	(4)	(31)	(11)	**(1)**	(3)	(1)	(4)	(2)
Over (under) provision prior year	**18**	23	–	(26)	–	**3**	3	–	(4)	–
	(434)	(328)	(523)	(1,275)	(1,121)	**(61)**	(46)	(73)	(179)	(166)
Deferred taxation										
Temporary differences	**10**	31	15	42	(141)	**2**	4	1	6	(22)
Unrealised non-hedge derivatives and other commodity contracts	**233**	22	77	337	705	**34**	4	3	49	91
Disposal of tangible assets (note 8)	**31**	(6)	–	20	1	**4**	(1)	–	3	–
Change in estimated deferred taxation	**–**	(90)	–	(90)	–	**–**	(13)	–	(13)	–
	274	(43)	92	309	565	**40**	(6)	4	45	69
Total taxation	**(161)**	(371)	(430)	(966)	(556)	**(21)**	(52)	(69)	(133)	(97)

Rounding of figures may result in computational discrepancies.

7. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income	**1**	2	3	5	19	**–**	–	1	1	3
Cost of Sales	**(6)**	(5)	(6)	(16)	(20)	**(1)**	(1)	(1)	(2)	(3)
Gross loss	**(5)**	(2)	(3)	(11)	–	**(1)**	(1)	–	(1)	–
Taxation	**(19)**	(2)	2	(23)	(11)	**(3)**	–	–	(3)	(2)
Loss from discontinued operations	**(24)**	(4)	(1)	(34)	(12)	**(3)**	(1)	–	(5)	(2)

8. Headline (loss) earnings

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:										
(Loss) profit attributable to equity shareholders	**(2,015)**	1,083	1,470	(1,082)	(657)	**(318)**	111	268	(188)	28
Impairment of tangible assets (note 5)	**–**	–	–	1	3	**–**	–	–	–	–
Profit on disposal of assets (note 5)	**(36)**	(92)	(3)	(122)	(56)	**(5)**	(13)	(1)	(17)	(8)
Impairment of associate	**101**	50	–	151	–	**14**	7	–	21	–
Taxation on items above – current portion (note 6)	**9**	18	4	31	11	**1**	3	1	4	2
Taxation on items above – deferred portion (note 6)	**(31)**	6	–	(20)	(1)	**(4)**	1	–	(3)	–
Headline (loss) earnings	**(1,972)**	1,066	1,470	(1,042)	(700)	**(312)**	109	268	(182)	21
Cents per share [1]										
Headline (loss) earnings	**(701)**	379	533	(370)	(258)	**(111)**	39	97	(65)	8

(1) Calculated on the basic weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

9. Shares

	Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Authorised:					
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	–	4,280,000	–
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully-paid:					
Ordinary shares in issue	**276,919,836**	276,836,030	275,258,118	276,919,836	275,258,118
E ordinary shares in issue	**4,077,860**	4,115,930	–	4,077,860	–
Total ordinary shares	**280,997,696**	280,951,960	275,258,118	280,997,696	275,258,118
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:					
Ordinary shares	**276,853,218**	276,792,157	275,225,150	276,698,228	271,143,179
E Ordinary shares	**4,093,133**	4,152,725	–	4,131,425	–
Fully vested options	**455,473**	308,961	446,062	548,859	445,519
Weighted average number of shares	**281,401,824**	281,253,843	275,671,212	281,378,512	271,588,698
Dilutive potential of share options [1]	**–**	568,077	124,674	–	124,674
Diluted number of ordinary shares	**281,401,824**	281,821,920	275,795,886	281,378,512	271,713,372

(1) *The calculation of diluted loss per ordinary share for the quarter and nine months ended 30 September 2007 did not assume the effect of 823,608 and 833,584 shares respectively, issuable upon the exercise of share incentive options as their effects are anti-dilutive for these periods.*

10. Ordinary share capital and premium

	As at				As at			
	Sep 2007	Jun 2007	Sep 2006	Dec 2006	Sep 2007	Jun 2007	Sep 2006	Dec 2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Balance at beginning of period	**23,045**	23,045	19,362	19,362	**3,292**	3,292	3,055	3,055
Ordinary shares issued	**170**	146	3,027	3,330	**22**	19	506	550
E ordinary shares (cancelled) issued	**(14)**	(9)	–	353	**(1)**	(1)	–	50
Translation	**–**	–	–	–	**63**	(7)	(677)	(363)
Sub-total	**23,201**	23,182	22,389	23,045	**3,376**	3,303	2,884	3,292
Redeemable preference shares held within the group	**(312)**	(312)	(312)	(312)	**(45)**	(44)	(40)	(45)
Ordinary shares held within the group	**(285)**	(289)	–	(297)	**(41)**	(41)	–	(43)
E Ordinary shares held within the group	**(339)**	(344)	–	(353)	**(49)**	(49)	–	(50)
Balance at end of period	**22,265**	22,237	22,077	22,083	**3,241**	3,169	2,844	3,154

Rounding of figures may result in computational discrepancies.

11. Retained earnings and other reserves

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial (losses) gains	Other comprehen-sive income	Total
SA Rand million						
Balance at December 2005	1,115	138	(1,910)	(227)	(1,655)	(2,539)
Loss attributable to equity shareholders	(657)					(657)
Dividends	(742)					(742)
Net loss on cash flow hedges removed from equity and reported in income					867	867
Net loss on cash flow hedges					(1,708)	(1,708)
Gain on available-for-sale financial assets					147	147
Deferred taxation on items above					346	346
Share-based payment for share awards and BEE transaction					31	31
Translation			4,468	1	(177)	4,292
Balance at September 2006	(284)	138	2,558	(226)	(2,149)	37
Balance at December 2006	**(214)**	**138**	**436**	**(45)**	**(1,503)**	**(1,188)**
Loss attributable to equity shareholders	**(1,082)**					**(1,082)**
Dividends	**(919)**					**(919)**
Transactions with minorities	**(79)**					**(79)**
Net loss on cash flow hedges removed from equity and reported in income					**900**	**900**
Net loss on cash flow hedges					**(655)**	**(655)**
Loss on available-for-sale financial assets					**(24)**	**(24)**
Deferred taxation on items above				**1**	**19**	**20**
Share-based payment for share awards and BEE transaction					**156**	**156**
Translation			**66**	**(1)**	**3**	**68**
Balance at September 2007	**(2,294)**	**138**	**502**	**(45)**	**(1,104)**	**(2,803)**

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial (losses) gains	Other comprehen-sive income	Total
US Dollar million						
Balance at December 2005	(58)	22	(66)	(36)	(261)	(399)
Profit attributable to equity shareholders	28					28
Dividends	(107)					(107)
Net loss on cash flow hedges removed from equity and reported in income					154	154
Net loss on cash flow hedges					(220)	(220)
Gain on available-for-sale financial assets					16	16
Deferred taxation on items above					32	32
Share-based payment for share awards and BEE transaction					5	5
Translation		(4)	495	7	(3)	495
Balance at September 2006	(137)	18	429	(29)	(277)	4
Balance at December 2006	**(209)**	**20**	**241**	**(6)**	**(215)**	**(169)**
Loss attributable to equity shareholders	**(188)**					**(188)**
Dividends	**(125)**					**(125)**
Transactions with minorities	**(12)**					**(12)**
Net loss on cash flow hedges removed from equity and reported in income					**129**	**129**
Net loss on cash flow hedges					**(95)**	**(95)**
Loss on available-for-sale financial assets					**(3)**	**(3)**
Deferred taxation on items above					**(5)**	**(5)**
Share-based payment for share awards and BEE transaction					**25**	**25**
Translation			**32**		**3**	**35**
Balance at September 2007	**(534)**	**20**	**273**	**(6)**	**(161)**	**(408)**

Rounding of figures may result in computational discrepancies.

12. Minority interests

	As at				As at			
	Sep 2007	Jun 2007	Sep 2006	Dec 2006	Sep 2007	Jun 2007	Sep 2006	Dec 2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Balance at beginning of period	**436**	436	374	374	**62**	62	59	59
Profit for the period	**175**	124	152	202	**25**	17	23	30
Distributions to minorities	**(114)**	(88)	(116)	(171)	**(16)**	(12)	(18)	(25)
Acquisition of minority interest [1]	**(95)**	–	–	–	**(13)**	–	–	–
Other balance sheet movements	**4**	–	–	–	**–**	–	–	–
Net loss on cash flow hedges removed from equity and reported in income	**10**	4	7	10	**1**	1	1	2
Net loss on cash flow hedges	**(7)**	–	(9)	(12)	**(1)**	–	(1)	(2)
Translation	**(8)**	(1)	70	33	**–**	–	(2)	(2)
Balance at end of period	**401**	475	478	436	**58**	68	62	62

(1) Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now wholly-owned by AngloGold Ashanti.

13. Exchange rates

	Sep 2007	Jun 2007	Sep 2006	Dec 2006
	Unaudited	Unaudited	Unaudited	Audited
Rand/US dollar average for the year to date	**7.12**	7.14	6.59	6.77
Rand/US dollar average for the quarter	**7.08**	7.07	7.15	7.31
Rand/US dollar closing	**6.87**	7.02	7.76	7.00
Rand/Australian dollar average for the year to date	**5.85**	5.78	4.93	5.10
Rand/Australian dollar average for the quarter	**6.00**	5.88	5.41	5.63
Rand/Australian dollar closing	**6.04**	5.96	5.82	5.53
BRL/US dollar average for the year to date	**2.00**	2.04	2.18	2.18
BRL/US dollar average for the quarter	**1.92**	1.97	2.17	2.15
BRL/US dollar closing	**1.85**	1.92	2.17	2.14

14. Capital commitments

	Sep 2007	Jun 2007	Sep 2006	Dec 2006	Sep 2007	Jun 2007	Sep 2006	Dec 2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**4,406**	4,216	2,910	2,475	**641**	601	375	354

Liquidity and capital resources:
- *To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.*
- *Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.*
- *The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.*

Rounding of figures may result in computational discrepancies.

15. Contingent liabilities

AngloGold Ashanti's contingent liabilities at 30 September 2007 are detailed below:

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($15m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial – TARE*). The Serra Grande operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $36m. Although MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council's second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $22m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company's attributable share of the assessment is approximately $7m.

VAT Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. As a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5m.

Tax Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. The state of Minas Gerais has denied a tax credit due to improper classification on the relevant forms. The amount involved is approximately $3m.

Social security payments – Brazil – Anglogold Ashanti Brazil is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. There is doubt if amounts are actually due and payable under applicable law. The amount involved is approximately $2m.

Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.

16.   Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government amounts to an attributable $37m at 30 September 2007 (30 June 2007: attributable $32m). The last audited value added tax return was for the period ended 31 March 2007 and at the balance sheet date an attributable $29m was still outstanding and $8m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government amounts to an attributable $8m at 30 September 2007 (30 June 2007: attributable $8m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $1m, which is still outstanding, whilst an attributable $7m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

The government of Mali is a shareholder in all the Malian entities and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to September 2007. The amounts outstanding have been discounted to their present value at a rate of 5%.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $18m at 30 September 2007 (30 June 2007: $17m). The last audited value added tax return was for the period ended 30 April 2007 and at the balance sheet date $15m was still outstanding and $3m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 5%.

- Reimbursable fuel duties from the Tanzanian government amounts to $30m at 30 September 2007 (30 June 2007: $26m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $19m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $11m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 5%.

17. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now wholly-owned by AngloGold Ashanti.

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

On 11 July 2007, AngloGold Ashanti announced that Mr A H Calver resigned from the board as Mr W A Nairn's alternate.

On 31 July 2007, the board announced the retirement of Mr R M Godsell, AngloGold Ashanti's Chief Executive Officer, from the board and company, effective 30 September 2007. Mark Cutifani, the Chief Operating Officer of CVRD INCO would succeed Mr R M Godsell as Chief Executive Officer. In addition, Mr R Carvalho Silva, Chief Operating Officer – International gave notice of his intention to leave AngloGold Ashanti, effective 30 September 2007 and Mr N F Nicolau, currently Chief Operating Officer – Africa would assume responsibility as Chief Operating Officer for all operations.

On 18 September 2007, AngloGold Ashanti announced that Mr M Cutifani was appointed to the board effective 17 September 2007, as Chief Executive Officer designate. Mr M Cutifani would succeed Mr R M Godsell as Chief Executive Officer, on his retirement with effect from 1 October 2007.

On 1 October 2007, AngloGold Ashanti noted the announcement by Anglo American plc that it intended to offer for sale, 61 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares pursuant to the registration of such securities under AngloGold Ashanti's automatic shelf registration statement. Goldman Sachs International acted as the global co-ordinator for the offering and Goldman Sachs International and UBS Investment Bank were joint book runners for the offering.

On 2 October 2007, AngloGold Ashanti noted the announcement by Anglo American plc that Anglo American had completed an offering of 67.1 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares (ADS) priced at US$44.00 per ADS (US$44.11 inclusive of uncertificated securities tax) and ZAR300.61 per ordinary share (exclusive of uncertificated securities tax). The offering which was launched on 1 October 2007, was increased from the earlier announced 61 million ordinary shares. The offering price represented discounts of 6.16% and 7.84% to the closing prices of the ADSs and ordinary shares in New York and Johannesburg respectively on Friday, 28 September 2007. The offering was scheduled to settle on 9 October 2007. After the completion of the offering, Anglo American's holding in AngloGold Ashanti would be 17.3%.

Following the settlement of the secondary offering and the subsequent reduction in shareholding, all the directors representing Anglo American plc on the AngloGold Ashanti board, namely Mrs C Carroll and Mr R Médori, together with his alternate Mr P G Whitcutt resigned from the AngloGold Ashanti board, effective 9 October 2007.

20. **Dividend**

Interim dividend No. 102 of 90 South African cents or 6.0721 UK pence or 11.1 *new* cedis per share was paid to registered shareholders on 31 August 2007, while a dividend of 2.997 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 3 September 2007, a dividend of 0.111 *new* cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represent one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 10 September 2007 at a rate of 12.435 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

In addition, the directors declared Dividend No. E2 of 45 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends were paid on Friday, 31 August 2007.

By order of the Board

R P EDEY   **M CUTIFANI**
Chairman   Chief Executive Officer

31 October 2007

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A   Headline earnings adjusted for the (loss) profit on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline (loss) earnings (note 8)	**(1,972)**	1,066	1,470	(1,042)	(700)	**(312)**	109	268	(182)	21
Loss (profit) on unrealised non-hedge derivatives and other commodity contracts	**2,640**	(242)	39	3,451	4,188	**408**	8	(66)	521	479
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 6)	**(233)**	(22)	(77)	(337)	(705)	**(34)**	(4)	(3)	(49)	(91)
Fair value adjustment on option component of convertible bond	**140**	(223)	(421)	(218)	(347)	**20**	(32)	(58)	(30)	(44)
Headline earnings adjusted for the (loss) profit on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**575**	578	1,010	1,855	2,436	**81**	82	141	260	364
Cents per share [2]										
Headline earnings adjusted for the (loss) profit on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**204**	206	366	659	897	**29**	29	51	92	134

[1] *(Loss) profit on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*

 - *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*

 - *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:

 - *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*

 - *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*

 - *The unrealised fair value change on the option component of the convertible bond; and*

 - *The unrealised fair value change on the onerous uranium contracts*

[2] *Calculated on the basic weighted average number of ordinary shares.*

B   Gross (loss) profit adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006	Sep 2007	Jun 2007	Sep 2006	Sep 2007	Sep 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross (loss) profit to gross profit adjusted for the loss (profit) on unrealised non-hedge derivatives and other commodity contracts:										
Gross (loss) profit	**(879)**	1,930	1,981	1,830	1,060	**(159)**	231	349	219	310
Loss (profit) on unrealised non-hedge derivatives and other commodity contracts	**2,640**	(242)	39	3,451	4,188	**408**	8	(66)	521	479
Gross profit adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts	**1,761**	1,688	2,020	5,281	5,248	**249**	239	283	740	789

Rounding of figures may result in computational discrepancies.

		Quarter ended			Nine months ended		Quarter ended			Nine months ended	
		Sep 2007 Unaudited	Jun 2007 Unaudited	Sep 2006 Unaudited	Sep 2007 Unaudited	Sep 2006 Unaudited	Sep 2007 Unaudited	Jun 2007 Unaudited	Sep 2006 Unaudited	Sep 2007 Unaudited	Sep 2006 Unaudited
		SA Rand million / Metric					US Dollar million / Imperial				
C	**Non-hedge derivative (loss) gain is summarised as:**										
	Gain on realised non-hedge derivatives (note D)	**366**	598	549	1,356	1,751	**52**	84	77	190	265
	(Loss) gain on unrealised non-hedge derivatives	**(2,574)**	99	6	(3,476)	(4,215)	**(398)**	(28)	72	(524)	(482)
	Unrealised gain (loss) on other commodity physical borrowings	**78**	19	(45)	50	10	**11**	3	(6)	7	1
	Provision for (loss) gain on future deliveries of other commodities	**(144)**	125	-	(25)	17	**(21)**	18	-	(4)	2
	(Loss) gain on non-hedge derivatives and other commodity contracts	**(2,274)**	840	510	(2,095)	(2,437)	**(356)**	77	143	(331)	(214)
D	**Price received**										
	Gold income (note 2)	**6,319**	5,222	5,459	17,204	14,503	**893**	739	763	2,415	2,193
	Adjusted for minority interests	**(213)**	(226)	(214)	(676)	(590)	**(31)**	(32)	(29)	(95)	(90)
		6,106	4,996	5,245	16,528	13,913	**862**	707	734	2,320	2,103
	Gain on realised non-hedge derivatives (note C)	**366**	598	549	1,356	1,751	**52**	84	77	190	265
		6,472	5,594	5,794	17,884	15,664	**914**	791	811	2,510	2,368
	Attributable gold sold - kg / - oz (000)	**45,768**	40,661	43,185	127,987	127,772	**1,471**	1,307	1,388	4,115	4,108
	Revenue price per unit - R/kg / - $/oz	**141,400**	137,579	134,176	139,732	122,595	**621**	605	584	610	576
E	**Total costs**										
	Total cash costs (note 3)	**3,735**	3,305	3,075	10,271	8,536	**528**	468	429	1,443	1,295
	Adjusted for minority interests and non-gold producing companies	**(113)**	(127)	61	(293)	(72)	**(16)**	(18)	9	(41)	(11)
	Total cash costs adjusted for minority interests and non-gold producing companies	**3,622**	3,178	3,136	9,978	8,464	**512**	450	438	1,402	1,283
	Retrenchment costs (note 3)	**27**	9	14	44	38	**4**	1	2	6	6
	Rehabilitation and other non-cash costs (note 3)	**85**	19	23	124	87	**12**	3	3	17	13
	Amortisation of tangible assets (note 3)	**1,082**	1,009	1,034	3,040	2,844	**153**	143	144	427	431
	Amortisation of intangible assets (note 3)	**3**	3	4	10	10	**-**	-	-	1	1
	Adjusted for minority interests and non-gold producing companies	**(35)**	(33)	(32)	(103)	(86)	**(5)**	(5)	(4)	(14)	(13)
	Total production costs adjusted for minority interests and non-gold producing companies	**4,784**	4,185	4,179	13,093	11,357	**676**	592	584	1,839	1,722
	Gold produced - kg / - oz (000)	**44,611**	41,958	43,864	127,809	129,556	**1,434**	1,349	1,410	4,109	4,165
	Total cash cost per unit - R/kg / -$/oz	**81,186**	75,724	71,495	78,074	65,334	**357**	333	311	341	308
	Total production cost per unit - R/kg / -$/oz	**107,239**	99,734	95,267	102,443	87,661	**471**	439	414	448	413
F	**Cash gross profit**										
	Gross profit adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts (note B)	**1,761**	1,688	2,020	5,281	5,248	**249**	239	283	740	789
	Amortisation of tangible assets (note 3)	**1,082**	1,009	1,034	3,040	2,844	**153**	143	144	427	431
	Amortisation of intangible assets (note 3)	**3**	3	4	10	10	**-**	-	-	1	1
	Non-cash revenues	**-**	-	(16)	4	(24)	**-**	-	(2)	1	(3)
		2,847	2,700	3,041	8,334	8,078	**402**	382	426	1,169	1,218
G	**EBITDA**										
	Operating (loss) profit	**(1,388)**	1,527	1,628	477	156	**(231)**	174	300	29	174
	Amortisation of tangible assets (note 3)	**1,082**	1,009	1,034	3,040	2,844	**153**	143	144	427	431
	Amortisation of intangible assets (note 3)	**3**	3	4	10	10	**-**	-	-	1	1
	Impairment of tangible assets (note 5)	**-**	-	-	1	3	**-**	-	-	-	-
	Loss (profit) on unrealised non-hedge derivatives and other commodity contracts	**2,640**	(242)	39	3,451	4,188	**408**	8	(66)	521	479
	Share of associates' EBITDA	**(2)**	(2)	(2)	(7)	(6)	**-**	-	-	(1)	(1)
	Discontinued operations	**(5)**	(2)	(3)	(11)	-	**(1)**	(1)	-	(1)	-
	Profit on disposal of assets	**(36)**	(92)	(3)	(122)	(56)	**(5)**	(13)	(1)	(17)	(8)
		2,294	2,201	2,696	6,840	7,138	**324**	311	377	959	1,076

Rounding of figures may result in computational discrepancies.

		Quarter ended			Nine months ended		Quarter ended			Nine months ended	
		Sep 2007 Unaudited	Jun 2007 Unaudited	Sep 2006 Unaudited	Sep 2007 Unaudited	Sep 2006 Unaudited	Sep 2007 Unaudited	Jun 2007 Unaudited	Sep 2006 Unaudited	Sep 2007 Unaudited	Sep 2006 Unaudited
			SA Rand million						US Dollar million		
H	**Interest cover**										
	EBITDA (note G)	**2,294**	2,201	2,696	6,840	7,138	**324**	311	377	959	1,076
	Finance costs	**230**	220	157	649	576	**32**	31	22	91	89
	Capitalised finance costs	**19**	12	19	42	48	**3**	2	3	6	7
		248	232	176	691	623	**35**	33	25	97	96
	Interest cover - times	**9**	9	15	10	11	**9**	9	15	10	11
I	**Free cash flow**										
	Net cash inflow from operating activities	**2,201**	1,128	2,338	5,079	5,754	**310**	160	324	710	863
	Stay-in-business capital expenditure	**(868)**	(884)	(952)	(2,536)	(2,272)	**(123)**	(125)	(136)	(356)	(345)
		1,333	244	1,386	2,543	3,482	**187**	35	188	354	518

		As at Sep 2007 Unaudited	As at Jun 2007 Unaudited	As at Sep 2006 Unaudited	As at Dec 2006 Unaudited	As at Sep 2007 Unaudited	As at Jun 2007 Unaudited	As at Sep 2006 Unaudited	As at Dec 2006 Unaudited
			SA Rand million / Metric				US Dollar million / Imperial		
J	**Net asset value - cents per share**								
	Total equity	**19,862**	22,678	22,592	21,331	**2,891**	3,232	2,910	3,047
	Number of ordinary shares in issue - million (note 9)	**281**	281	275	280	**281**	281	275	280
	Net asset value - cents per share	**7,068**	8,072	8,208	7,607	**1,029**	1,150	1,057	1,087
	Total equity	**19,862**	22,678	22,592	21,331	**2,891**	3,232	2,910	3,047
	Intangible assets	**(3,036)**	(3,041)	(3,137)	(2,909)	**(442)**	(433)	(404)	(415)
		16,826	19,637	19,455	18,422	**2,449**	2,799	2,506	2,632
	Number of ordinary shares in issue - million (note 9)	**281**	281	275	280	**281**	281	275	280
	Net tangible asset value - cents per share	**5,988**	6,989	7,068	6,569	**872**	996	910	939
K	**Net debt**								
	Borrowings - long-term portion	**7,415**	9,293	10,497	9,963	**1,079**	1,325	1,352	1,423
	Borrowings - short-term portion	**4,358**	2,056	290	413	**634**	293	37	59
	Total borrowings	**11,773**	11,349	10,787	10,376	**1,713**	1,618	1,389	1,482
	Cash and cash equivalents	**(3,447)**	(2,792)	(2,871)	(3,467)	**(502)**	(398)	(370)	(495)
	Net debt	**8,326**	8,557	7,916	6,909	**1,211**	1,220	1,019	987

Rounding of figures may result in computational discrepancies.

AngloGold Ashanti

Development

for the quarter ended 30 September 2007

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	2,349	294	87.0	29.59	2,586	0.82	80.00
Kopanang Mine							
Vaal reef	6,305	842	17.0	108.89	1,862	4.57	81.00
Tau Lekoa Mine							
Ventersdorp Contact reef	2,127	426	100.0	9.11	914	0.09	9.00
Moab Khotsong Mine							
Vaal reef	4,550	254	144.0	20.95	3,010	0.91	112.00
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	238	-	-	-	-	-	-
Carbon Leader reef	3,012	34	12.0	57.34	711	0.97	12.00
Savuka Mine							
Carbon Leader reef	658	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	4,831	1,068	95.0	23.65	2,249	-	-
AUSTRALIA							
Sunrise Dam	1,055	1,055	-	3.19	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,638	135	450.0	3.40	-	-	-
Córrego do Sitio	716	242	-	3.46	-	-	-
Lamego	936	209	60.0	1.45	-	-	-
Serra Grande							
Mina III	1,056	117	100.0	6.13	-	-	-
Mina Nova	140	-	-	-	-	-	-
GHANA							
Obuasi	6,774	2,268	450.0 *	7.55	3,398	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	7,707	965	34.3	0.86	2.46	1.64	4.68
Kopanang Mine							
Vaal reef	20,686	2,762	6.7	3.18	1.77	9.14	5.10
Tau Lekoa Mine							
Ventersdorp Contact reef	6,978	1,398	39.4	0.27	0.87	0.18	0.59
Moab Khotsong Mine							
Vaal reef	14,928	833	56.7	0.61	2.89	1.82	8.60
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	781	-	-	-	-	-	-
Carbon Leader reef	9,882	112	4.7	1.67	0.66	1.94	0.76
Savuka Mine							
Carbon Leader reef	2,159	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	15,850	3,504	37.4	0.69	2.15	-	-
AUSTRALIA							
Sunrise Dam	3,460	3,460	-	0.09	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	5,374	444	177.2	0.10	-	-	-
Córrego do Sitio	2,348	793	-	0.10	-	-	-
Lamego	3,071	685	23.6	0.04	-	-	-
Serra Grande							
Mina III	3,466	385	39.4	0.18	-	-	-
Mina Nova	461	-	-	-	-	-	-
GHANA							
Obuasi	22,225	7,440	177.2 *	0.22	3.25	-	-

* Average ore body width

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**642**	**540**	**543**	**1,655**	**91**	**76**	**77**	**232**
Vaal River								
Great Noligwa	56	59	88	167	8	8	13	23
Kopanang	86	84	72	251	12	12	10	35
Moab Khotsong	179	143	147	433	25	20	21	61
Tau Lekoa	25	23	16	68	4	3	2	10
Surface Operations	3	2	10	6	-	-	1	1
West Wits								
Mponeng	163	105	81	370	23	15	11	52
Savuka	17	13	4	38	2	2	1	5
TauTona	114	111	124	323	16	16	17	45
ARGENTINA	**37**	**30**	**26**	**91**	**5**	**4**	**4**	**13**
Cerro Vanguardia - Attributable 92.50%	34	28	24	84	5	4	3	12
Minorities and exploration	3	2	2	7	-	-	1	1
AUSTRALIA	**439**	**543**	**162**	**1,324**	**62**	**77**	**24**	**186**
Sunrise Dam	53	45	56	139	8	6	8	20
Boddington	383	493	104	1,172	54	69	16	165
Exploration	3	5	2	13	-	2	-	1
BRAZIL	**258**	**268**	**396**	**791**	**37**	**38**	**57**	**111**
AngloGold Ashanti Brasil Mineração	210	217	362	661	30	31	52	93
Serra Grande - Attributable 50%	23	24	16	62	3	3	2	9
Minorities, exploration and other	25	27	18	68	4	4	3	9
GHANA	**152**	**232**	**153**	**575**	**22**	**33**	**21**	**81**
Bibiani	-	-	1	-	-	-	-	-
Iduapriem	21	28	10	57	3	4	1	8
Obuasi	130	198	140	510	18	28	19	72
Minorities and exploration	1	6	2	8	1	1	1	1
GUINEA	**56**	**38**	**26**	**108**	**8**	**5**	**4**	**15**
Siguiri - Attributable 85%	48	32	22	92	7	5	3	13
Minorities and exploration	8	6	4	16	1	-	1	2
MALI	**10**	**13**	**7**	**35**	**1**	**2**	**1**	**5**
Morila - Attributable 40%	-	1	-	2	-	-	-	-
Sadiola - Attributable 38%	7	6	4	19	1	1	1	3
Yatela - Attributable 40%	3	5	2	13	-	1	-	2
NAMIBIA	**10**	**6**	**5**	**19**	**1**	**1**	**1**	**3**
Navachab	10	6	5	19	1	1	1	3
TANZANIA	**50**	**34**	**198**	**108**	**7**	**5**	**29**	**15**
Geita	50	34	198	108	7	5	29	15
USA	**54**	**26**	**17**	**128**	**8**	**4**	**2**	**18**
Cripple Creek & Victor J.V.	54	26	17	128	8	4	2	18
OTHER	**25**	**250**	**9**	**295**	**3**	**34**	**1**	**41**
ANGLOGOLD ASHANTI	**1,733**	**1,979**	**1,542**	**5,129**	**245**	**279**	**220**	**720**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**19,218**	**18,083**	**20,296**	**54,926**
Vaal River								
Great Noligwa	7.23	7.67	7.72	7.75	3,684	3,876	4,699	11,423
Kopanang	8.11	6.48	6.63	7.10	3,639	3,156	3,448	9,784
Moab Khotsong	7.50	6.68	5.43	7.43	523	392	329	1,355
Tau Lekoa	3.71	3.19	3.59	3.53	1,342	1,223	1,358	3,890
Surface Operations	0.47	0.52	0.44	0.50	931	1,030	819	2,984
West Wits								
Mponeng	9.51	9.65	9.83	9.58	4,824	4,778	4,832	14,036
Savuka	6.29	6.81	8.44	6.68	620	552	808	1,744
TauTona [1]	9.93	9.39	10.51	9.77	3,654	3,075	4,000	9,710
ARGENTINA					**1,569**	**1,569**	**1,702**	**4,741**
Cerro Vanguardia - Attributable 92.50%	6.79	6.61	7.00	6.87	1,569	1,569	1,702	4,741
AUSTRALIA					**4,766**	**4,631**	**3,366**	**14,002**
Sunrise Dam [2]	5.15	4.86	3.10	4.87	4,766	4,631	3,366	14,002
BRAZIL					**3,401**	**3,006**	**2,858**	**9,209**
AngloGold Ashanti Brasil Mineração [1]	7.53	6.80	7.13	7.34	2,698	2,264	2,098	7,025
Serra Grande [1] - Attributable 50%	7.67	7.19	7.29	7.37	704	742	760	2,184
GHANA					**4,217**	**4,198**	**4,540**	**12,390**
Bibiani	-	-	0.44	-	-	-	263	-
Iduapriem	1.86	1.78	1.73	1.83	1,610	1,347	1,360	3,805
Obuasi [1]	4.41	4.16	4.05	4.46	2,607	2,851	2,916	8,585
GUINEA					**1,886**	**1,992**	**1,940**	**6,148**
Siguiri [2] - Attributable 85%	0.94	1.01	1.09	1.00	1,886	1,992	1,940	6,148
MALI					**3,649**	**3,164**	**4,029**	**10,167**
Morila - Attributable 40%	3.94	2.57	3.85	3.18	1,624	1,080	1,551	3,989
Sadiola - Attributable 38%	2.92	2.63	2.85	2.68	1,089	1,048	1,430	3,114
Yatela [3] - Attributable 40%	2.66	5.14	2.97	3.80	936	1,036	1,048	3,065
NAMIBIA					**638**	**621**	**711**	**1,872**
Navachab	1.64	1.55	1.72	1.55	638	621	711	1,872
TANZANIA					**3,401**	**2,553**	**2,280**	**8,366**
Geita	2.54	2.21	1.48	2.18	3,401	2,553	2,280	8,366
USA					**1,866**	**2,142**	**2,143**	**5,988**
Cripple Creek & Victor J.V. [3]	0.52	0.50	0.65	0.53	1,866	2,142	2,143	5,988
ANGLOGOLD ASHANTI					**44,611**	**41,958**	**43,864**	**127,809**
Underground Operations	7.11	6.70	6.98	7.00	24,066	22,817	25,066	69,179
Surface and Dump Reclamation	0.48	0.53	0.46	0.51	1,429	1,680	1,497	4,803
Open-pit Operations	2.49	2.29	2.00	2.34	16,064	14,033	13,742	44,180
Heap Leach Operations [4]	0.66	0.82	0.84	0.74	3,052	3,428	3,559	9,647
					44,611	**41,958**	**43,864**	**127,809**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
[2] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[3] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**237**	**229**	**268**	**231**	**20,020**	**17,835**	**20,232**	**55,392**
Vaal River								
Great Noligwa	180	190	243	188	3,828	3,836	4,768	11,530
Kopanang	239	208	229	215	3,756	3,106	3,481	9,870
Moab Khotsong	123	110	123	125	536	393	330	1,363
Tau Lekoa	156	148	164	155	1,389	1,215	1,366	3,919
Surface Operations	1,421	1,518	1,088	1,484	964	1,025	841	3,011
West Wits								
Mponeng	307	316	342	308	5,060	4,702	4,731	14,146
Savuka	188	172	256	179	650	545	788	1,758
TauTona	283	244	326	255	3,836	3,012	3,928	9,795
ARGENTINA	**781**	**782**	**962**	**794**	**1,597**	**1,533**	**1,605**	**4,735**
Cerro Vanguardia - Attributable 92.50%	781	782	962	794	1,597	1,533	1,605	4,735
AUSTRALIA	**3,968**	**3,958**	**2,232**	**3,971**	**5,036**	**4,227**	**3,194**	**13,785**
Sunrise Dam	4,356	4,356	2,867	4,355	5,036	4,227	3,194	13,785
BRAZIL	**656**	**600**	**640**	**614**	**3,370**	**2,898**	**2,771**	**9,293**
AngloGold Ashanti Brasil Mineração	625	541	573	562	2,656	2,146	2,045	6,973
Serra Grande - Attributable 50%	807	898	945	868	714	752	725	2,320
GHANA	**242**	**234**	**224**	**234**	**4,517**	**4,089**	**4,633**	**12,492**
Bibiani	-	-	476	-	-	-	283	-
Iduapriem	686	614	648	567	1,576	1,308	1,434	3,732
Obuasi	173	181	165	186	2,941	2,781	2,916	8,761
GUINEA	**451**	**474**	**494**	**497**	**1,883**	**1,944**	**1,755**	**6,107**
Siguiri - Attributable 85%	451	474	494	497	1,883	1,944	1,755	6,107
MALI	**965**	**857**	**1,297**	**912**	**3,319**	**3,139**	**4,097**	**10,172**
Morila - Attributable 40%	1,084	714	1,178	884	1,432	1,057	1,520	3,822
Sadiola - Attributable 38%	763	745	1,339	731	991	1,086	1,498	3,257
Yatela - Attributable 40%	1,091	1,335	1,455	1,292	896	996	1,079	3,093
NAMIBIA	**446**	**621**	**769**	**550**	**621**	**641**	**695**	**1,937**
Navachab	446	621	769	550	621	641	695	1,937
TANZANIA	**555**	**433**	**382**	**453**	**3,384**	**2,340**	**2,020**	**8,145**
Geita	555	433	382	453	3,384	2,340	2,020	8,145
USA	**1,796**	**2,511**	**2,151**	**1,972**	**2,022**	**2,015**	**2,183**	**5,928**
Cripple Creek & Victor J.V.	1,796	2,511	2,151	1,972	2,022	2,015	2,183	5,928
ANGLOGOLD ASHANTI	**361**	**339**	**360**	**352**	**45,768**	**40,661**	**43,185**	**127,987**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**77,247**	**71,551**	**62,837**	**74,002**	**101,922**	**95,830**	**82,547**	**97,764**
Vaal River								
Great Noligwa	90,339	72,747	62,145	82,246	115,763	96,266	78,323	105,601
Kopanang	69,335	66,677	65,114	68,444	87,041	85,412	78,594	86,895
Moab Khotsong	156,931	157,986	153,993	149,861	235,687	248,698	246,929	232,619
Tau Lekoa	109,485	106,673	95,702	105,405	141,342	142,841	123,094	139,405
Surface Operations	72,369	67,662	72,723	65,979	79,119	74,591	81,457	72,770
West Wits								
Mponeng	57,704	56,082	49,800	57,662	78,646	74,592	70,280	76,519
Savuka	92,349	97,989	67,618	90,926	117,212	119,954	74,723	111,433
TauTona	72,802	70,629	55,777	69,652	102,743	103,544	80,233	99,797
ARGENTINA	**67,033**	**58,958**	**49,808**	**56,706**	**105,906**	**86,380**	**79,928**	**88,156**
Cerro Vanguardia - Attributable 92.50%	66,360	57,982	49,170	55,911	105,073	85,258	79,097	87,210
AUSTRALIA	**64,819**	**69,059**	**82,199**	**68,464**	**85,166**	**89,157**	**99,263**	**87,844**
Sunrise Dam	63,541	67,115	80,232	66,700	83,003	86,776	98,305	85,535
BRAZIL	**56,533**	**62,192**	**50,934**	**58,150**	**90,051**	**83,305**	**63,648**	**82,087**
AngloGold Ashanti Brasil Mineração	50,088	56,661	47,496	51,660	86,085	78,469	59,868	76,641
Serra Grande - Attributable 50%	61,086	59,638	43,943	58,244	85,103	78,631	57,431	78,825
GHANA	**103,333**	**91,197**	**90,249**	**96,627**	**138,595**	**120,089**	**128,858**	**128,449**
Bibiani	-	-	163,285	-	-	-	197,243	-
Iduapriem	81,680	66,628	77,622	81,867	100,731	84,760	103,239	99,851
Obuasi	116,705	102,805	89,549	103,170	161,978	136,780	134,636	141,126
GUINEA	**117,785**	**113,624**	**100,179**	**108,635**	**144,592**	**137,738**	**129,505**	**134,067**
Siguiri - Attributable 85%	117,785	113,624	100,179	108,635	144,592	137,738	129,505	134,067
MALI	**78,738**	**75,848**	**58,445**	**76,225**	**90,504**	**86,817**	**82,079**	**88,743**
Morila - Attributable 40%	69,420	93,093	64,107	80,207	85,814	110,034	84,277	97,049
Sadiola - Attributable 38%	91,138	91,710	63,739	94,376	98,965	99,421	79,042	102,117
Yatela - Attributable 40%	87,055	52,961	53,712	62,295	95,212	60,858	93,736	73,893
NAMIBIA	**97,908**	**79,443**	**58,677**	**87,704**	**114,364**	**95,850**	**74,494**	**104,071**
Navachab	97,908	79,443	58,677	87,704	114,364	95,850	74,494	104,071
TANZANIA	**91,263**	**76,486**	**124,644**	**90,180**	**117,895**	**110,139**	**163,321**	**119,999**
Geita	91,263	76,486	124,644	90,180	117,895	110,139	163,321	119,999
USA	**72,627**	**59,984**	**58,320**	**63,366**	**97,560**	**81,778**	**80,936**	**86,610**
Cripple Creek & Victor J.V.	70,059	56,679	55,821	60,676	94,979	78,462	78,428	83,910
ANGLOGOLD ASHANTI	**81,186**	**75,724**	**71,495**	**78,074**	**107,239**	**99,734**	**95,267**	**102,443**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts - Rm			
SOUTH AFRICA	**1,261**	**1,164**	**1,484**	**3,605**	**802**	**741**	**1,106**	**2,343**
Vaal River								
Great Noligwa	193	245	350	655	105	158	281	402
Kopanang	262	217	246	691	201	161	204	519
Moab Khotsong	(7)	(9)	(6)	(12)	(48)	(44)	(36)	(123)
Tau Lekoa	42	37	53	133	0	(6)	19	4
Surface Operations	66	71	55	221	60	64	48	201
West Wits								
Mponeng	421	378	414	1,152	323	293	318	896
Savuka	31	22	54	85	15	10	49	50
TauTona	253	204	318	679	145	105	224	393
ARGENTINA	**118**	**143**	**134**	**415**	**77**	**97**	**79**	**279**
Cerro Vanguardia - Attributable 92.50%	110	133	125	387	73	91	75	263
Minorities and exploration	8	10	9	28	4	6	4	16
AUSTRALIA	**378**	**301**	**315**	**989**	**288**	**212**	**251**	**732**
Sunrise Dam	378	301	315	989	288	212	251	732
BRAZIL	**323**	**302**	**304**	**936**	**232**	**225**	**258**	**710**
AngloGold Ashanti Brasil Mineração	218	187	188	583	152	138	163	438
Serra Grande - Attributable 50%	55	59	59	185	42	45	48	144
Minorities and exploration	50	56	57	168	38	42	47	128
GHANA	**153**	**207**	**86**	**540**	**26**	**87**	**(70)**	**175**
Bibiani	-	-	(7)	-	-	-	(13)	-
Iduapriem	98	89	48	219	67	65	14	150
Obuasi	42	103	30	286	(52)	10	(84)	(4)
Minorities and exploration	13	15	15	35	11	12	13	29
GUINEA	**59**	**62**	**41**	**235**	**1**	**7**	**(18)**	**57**
Siguiri - Attributable 85%	46	48	27	188	(4)	1	(24)	33
Minorities and exploration	13	14	14	47	5	6	6	24
MALI	**192**	**180**	**342**	**603**	**150**	**147**	**250**	**480**
Morila - Attributable 40%	94	47	127	218	67	30	96	152
Sadiola - Attributable 38%	49	49	122	148	41	41	99	125
Yatela - Attributable 40%	49	84	93	237	42	76	55	203
NAMIBIA	**26**	**36**	**57**	**101**	**16**	**26**	**46**	**71**
Navachab	26	36	57	101	16	26	46	71
TANZANIA	**185**	**167**	**36**	**411**	**94**	**81**	**(51)**	**162**
Geita	185	167	36	411	94	81	(51)	162
USA	**168**	**164**	**81**	**495**	**109**	**111**	**23**	**327**
Cripple Creek & Victor J.V.	168	164	81	495	109	111	23	327
OTHER	**(16)**	**(26)**	**162**	**4**	**(34)**	**(46)**	**146**	**(55)**
ANGLOGOLD ASHANTI	**2,847**	**2,700**	**3,041**	**8,334**	**1,761**	**1,688**	**2,020**	**5,281**

[1] Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					618	581	653	1,766
Vaal River								
Great Noligwa	0.211	0.224	0.225	0.226	118	125	151	367
Kopanang	0.236	0.189	0.193	0.207	117	101	111	315
Moab Khotsong	0.219	0.195	0.158	0.217	17	13	11	44
Tau Lekoa	0.108	0.093	0.105	0.103	43	39	44	125
Surface Operations	0.014	0.015	0.013	0.015	30	33	26	96
West Wits								
Mponeng	0.278	0.282	0.287	0.279	155	154	155	451
Savuka	0.184	0.199	0.246	0.195	20	18	26	56
TauTona [1]	0.290	0.274	0.306	0.285	117	99	129	312
ARGENTINA					50	50	55	152
Cerro Vanguardia - Attributable 92.50%	0.198	0.193	0.204	0.200	50	50	55	152
AUSTRALIA					153	149	108	450
Sunrise Dam [2]	0.150	0.142	0.090	0.142	153	149	108	450
BRAZIL					109	97	92	296
AngloGold Ashanti Brasil Mineração [1]	0.220	0.198	0.208	0.214	87	73	67	226
Serra Grande [1] - Attributable 50%	0.224	0.210	0.213	0.215	23	24	24	70
GHANA					136	135	146	398
Bibiani	-	-	0.013	-	-	-	8	-
Iduapriem	0.054	0.052	0.051	0.053	52	43	44	122
Obuasi [1]	0.129	0.121	0.118	0.130	84	92	94	276
GUINEA					61	64	62	198
Siguiri [2] - Attributable 85%	0.027	0.029	0.032	0.029	61	64	62	198
MALI					117	102	130	327
Morila - Attributable 40%	0.115	0.075	0.112	0.093	52	35	50	128
Sadiola - Attributable 38%	0.085	0.077	0.083	0.078	35	34	46	100
Yatela [3] - Attributable 40%	0.078	0.150	0.087	0.111	30	33	34	99
NAMIBIA					21	20	23	60
Navachab	0.048	0.045	0.050	0.045	21	20	23	60
TANZANIA					109	82	73	269
Geita	0.074	0.065	0.043	0.064	109	82	73	269
USA					60	69	69	193
Cripple Creek & Victor J.V. [3]	0.015	0.015	0.019	0.015	60	69	69	193
ANGLOGOLD ASHANTI					1,434	1,349	1,410	4,109
Undergound operations	0.207	0.195	0.204	0.204	774	734	806	2,225
Surface and Dump Reclamation	0.014	0.015	0.013	0.015	46	54	48	154
Open-pit Operations	0.073	0.067	0.058	0.068	516	451	442	1,420
Heap leach Operations [4]	0.019	0.024	0.024	0.021	98	110	114	310
					1,434	1,349	1,410	4,109

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
[2] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[3] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**7.62**	**7.36**	**8.62**	**7.44**	**644**	**573**	**650**	**1,781**
Vaal River								
Great Noligwa	5.79	6.11	7.80	6.03	123	123	153	371
Kopanang	7.69	6.68	7.37	6.93	121	100	112	317
Moab Khotsong	3.95	3.52	3.95	4.02	17	13	11	44
Tau Lekoa	5.03	4.77	5.26	5.00	45	39	44	126
Surface Operations	45.67	48.80	35.00	47.72	31	33	27	97
West Wits								
Mponeng	9.88	10.17	11.01	9.90	163	151	152	455
Savuka	6.03	5.54	8.24	5.76	21	18	25	57
TauTona	9.11	7.86	10.48	8.21	123	97	126	315
ARGENTINA	**25.12**	**25.13**	**30.92**	**25.52**	**51**	**49**	**52**	**152**
Cerro Vanguardia - Attributable 92.50%	25.12	25.13	30.92	25.52	51	49	52	152
AUSTRALIA	**127.58**	**127.25**	**71.75**	**127.67**	**162**	**136**	**103**	**443**
Sunrise Dam	140.06	140.06	92.18	140.02	162	136	103	443
BRAZIL	**21.08**	**19.28**	**20.58**	**19.73**	**108**	**93**	**89**	**299**
AngloGold Ashanti Brasil Mineração	20.10	17.38	18.42	18.08	85	69	66	224
Serra Grande - Attributable 50%	25.95	28.87	30.37	27.92	23	24	23	75
GHANA	**7.77**	**7.52**	**7.19**	**7.53**	**145**	**131**	**149**	**402**
Bibiani	-	-	15.30	-	-	-	9	-
Iduapriem	22.04	19.73	20.83	18.23	51	42	46	120
Obuasi	5.55	5.82	5.32	5.97	95	89	94	282
GUINEA	**14.49**	**15.23**	**15.88**	**15.98**	**61**	**63**	**56**	**196**
Siguiri - Attributable 85%	14.49	15.23	15.88	15.98	61	63	56	196
MALI	**31.02**	**27.54**	**41.71**	**29.33**	**107**	**101**	**132**	**327**
Morila - Attributable 40%	34.87	22.97	37.87	28.42	46	34	49	123
Sadiola - Attributable 38%	24.54	23.96	43.03	23.49	32	35	48	105
Yatela - Attributable 40%	35.07	42.92	46.78	41.54	29	32	35	99
NAMIBIA	**14.34**	**19.96**	**24.71**	**17.68**	**20**	**21**	**22**	**62**
Navachab	14.34	19.96	24.71	17.68	20	21	22	62
TANZANIA	**17.84**	**13.92**	**12.27**	**14.55**	**109**	**75**	**65**	**262**
Geita	17.84	13.92	12.27	14.55	109	75	65	262
USA	**57.74**	**80.72**	**69.16**	**63.39**	**65**	**65**	**70**	**191**
Cripple Creek & Victor J.V.	57.74	80.72	69.16	63.39	65	65	70	191
ANGLOGOLD ASHANTI	**11.62**	**10.89**	**11.57**	**11.31**	**1,471**	**1,307**	**1,388**	**4,115**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**340**	**315**	**274**	**323**	**448**	**422**	**359**	**427**
Vaal River								
Great Noligwa	397	320	271	359	509	423	341	461
Kopanang	305	294	284	299	383	376	343	380
Moab Khotsong	691	695	669	655	1,037	1,094	1,073	1,016
Tau Lekoa	482	469	417	461	622	629	536	609
Surface Operations	318	298	317	288	348	328	355	318
West Wits								
Mponeng	254	247	217	252	346	328	306	334
Savuka	406	431	294	398	516	528	325	487
TauTona	320	311	243	305	452	456	349	436
ARGENTINA	**294**	**260**	**216**	**248**	**465**	**381**	**347**	**386**
Cerro Vanguardia - Attributable 92.50%	291	256	213	245	462	376	343	382
AUSTRALIA	**285**	**304**	**355**	**299**	**374**	**392**	**430**	**384**
Sunrise Dam	279	295	346	291	365	382	425	374
BRAZIL	**248**	**274**	**222**	**254**	**396**	**366**	**278**	**359**
AngloGold Ashanti Brasil Mineração	220	249	207	226	378	345	260	335
Serra Grande - Attributable 50%	268	263	194	254	374	346	253	344
GHANA	**454**	**401**	**392**	**422**	**609**	**528**	**559**	**561**
Bibiani	-	-	704	-	-	-	853	-
Iduapriem	359	293	338	358	443	372	449	436
Obuasi	513	452	388	450	712	601	584	616
GUINEA	**518**	**500**	**435**	**475**	**636**	**607**	**562**	**586**
Siguiri - Attributable 85%	518	500	435	475	636	607	562	586
MALI	**346**	**334**	**254**	**333**	**398**	**382**	**354**	**388**
Morila - Attributable 40%	305	410	278	350	377	484	366	424
Sadiola - Attributable 38%	400	404	278	412	435	438	344	446
Yatela - Attributable 40%	383	232	234	272	419	267	398	323
NAMIBIA	**431**	**349**	**255**	**383**	**503**	**421**	**324**	**454**
Navachab	431	349	255	383	503	421	324	454
TANZANIA	**401**	**337**	**540**	**394**	**518**	**485**	**706**	**525**
Geita	401	337	540	394	518	485	706	525
USA	**320**	**264**	**254**	**277**	**430**	**360**	**353**	**378**
Cripple Creek & Victor J.V.	308	249	243	265	418	345	342	367
ANGLOGOLD ASHANTI	**357**	**333**	**311**	**341**	**471**	**439**	**414**	**448**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts - $m			
SOUTH AFRICA	**178**	**165**	**208**	**506**	**113**	**105**	**155**	**328**
Vaal River								
Great Noligwa	27	35	49	92	15	22	39	56
Kopanang	37	31	34	97	28	23	29	73
Moab Khotsong	(1)	(1)	(1)	(2)	(7)	(6)	(5)	(17)
Tau Lekoa	6	5	7	19	-	(1)	3	-
Surface Operations	9	10	8	31	8	9	7	28
West Wits								
Mponeng	59	53	58	162	46	41	44	126
Savuka	4	3	8	12	2	1	7	7
TauTona	36	29	45	95	21	15	31	55
ARGENTINA	**17**	**20**	**19**	**58**	**11**	**14**	**11**	**39**
Cerro Vanguardia - Attributable 92.50%	16	19	17	54	10	13	10	37
Minorities and exploration	1	1	2	4	1	1	1	2
AUSTRALIA	**53**	**42**	**44**	**139**	**41**	**30**	**35**	**103**
Sunrise Dam	53	42	44	139	41	30	35	103
BRAZIL	**46**	**43**	**42**	**131**	**33**	**32**	**36**	**100**
AngloGold Ashanti Brasil Mineração	31	26	26	82	21	19	23	62
Serra Grande - Attributable 50%	8	8	8	26	6	6	7	20
Minorities and exploration	7	9	8	23	6	7	6	18
GHANA	**22**	**29**	**12**	**76**	**4**	**12**	**(10)**	**25**
Bibiani	-	-	(1)	-	-	-	(2)	-
Iduapriem	14	13	7	31	9	9	2	21
Obuasi	6	15	4	40	(7)	1	(12)	(1)
Minorities and exploration	2	1	2	5	2	2	2	5
GUINEA	**8**	**9**	**6**	**33**	**0**	**1**	**(2)**	**8**
Siguiri - Attributable 85%	7	7	4	26	(1)	-	(3)	4
Minorities and exploration	1	2	2	7	1	1	1	4
MALI	**27**	**26**	**48**	**85**	**21**	**21**	**36**	**67**
Morila - Attributable 40%	13	7	18	31	9	4	14	21
Sadiola - Attributable 38%	7	7	17	21	6	6	14	18
Yatela - Attributable 40%	7	12	13	33	6	11	8	28
NAMIBIA	**4**	**5**	**8**	**14**	**2**	**4**	**6**	**10**
Navachab	4	5	8	14	2	4	6	10
TANZANIA	**26**	**24**	**5**	**58**	**13**	**11**	**(7)**	**23**
Geita	26	24	5	58	13	11	(7)	23
USA	**24**	**23**	**11**	**70**	**15**	**16**	**3**	**46**
Cripple Creek & Victor J.V.	24	23	11	70	15	16	3	46
OTHER	**(3)**	**(4)**	**23**	**(1)**	**(4)**	**(7)**	**20**	**(9)**
ANGLOGOLD ASHANTI	**402**	**382**	**426**	**1,169**	**249**	**239**	**283**	**740**

[1] Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

43

South Africa

VAAL RIVER

GREAT NOLIGWA			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	96	91	99	267	1,029	982	1,068	2,878
Milled	- 000 tonnes	/ - 000 tons	509	505	608	1,474	561	557	671	1,625
Yield	- g/t	/ - oz/t	7.23	7.67	7.72	7.75	0.211	0.224	0.225	0.226
Gold produced	- kg	/ - oz (000)	3,684	3,876	4,699	11,423	118	125	151	367
Gold sold	- kg	/ oz (000)	3,828	3,836	4,768	11,530	123	123	153	371
Price received	- R/kg	/ - $/oz - sold	142,200	137,340	137,043	140,210	625	605	599	612
Total cash costs	- R	/ - $ - ton milled	653	558	480	637	84	72	61	81
	- R/kg	/ - $/oz - produced	90,339	72,747	62,145	82,246	397	320	271	359
Total production costs	- R/kg	/ - $/oz - produced	115,763	96,266	78,323	105,601	509	423	341	461
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	236	228	282	230	7.58	7.32	9.07	7.39
Actual	- g	/ - oz	180	190	243	188	5.79	6.11	7.80	6.03
Target	- m²	/ - ft²	5.21	4.99	5.82	5.03	56.04	53.69	62.69	54.16
Actual	- m²	/ - ft²	4.68	4.47	5.12	4.39	50.34	48.15	55.16	47.29
FINANCIAL RESULTS (MILLION)										
Gold income			524	450	623	1,562	74	64	87	219
Cost of sales			440	369	373	1,214	62	52	52	170
Cash operating costs			331	281	290	936	47	40	41	131
Other cash costs			1	1	2	4	-	-	-	1
Total cash costs			333	282	292	940	47	40	41	132
Retrenchment costs			3	3	4	8	-	-	1	1
Rehabilitation and other non-cash costs			2	2	2	5	-	-	-	1
Production costs			338	287	298	953	48	41	42	134
Amortisation of tangible assets			89	87	70	253	13	12	10	36
Inventory change			13	(4)	5	8	2	(1)	1	1
			85	81	250	348	12	12	35	49
Realised non-hedge derivatives			20	77	30	54	3	11	4	8
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			105	158	281	402	15	22	39	56
Capital expenditure			56	59	88	167	8	8	13	23

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG				Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		114	115	123	343	1,224	1,235	1,323	3,688
Milled	- 000 tonnes	/ - 000 tons		449	487	520	1,378	495	537	574	1,518
Yield	- g/t	/ - oz/t		8.11	6.48	6.63	7.10	0.236	0.189	0.193	0.207
Gold produced	- kg	/ - oz (000)		3,639	3,156	3,448	9,784	117	101	111	315
Gold sold	- kg	/ oz (000)		3,756	3,106	3,481	9,870	121	100	112	317
Price received	- R/kg	/ - $/oz	- sold	140,599	137,249	137,049	139,356	617	604	598	609
Total cash costs	- R	/ - $	- ton milled	562	432	432	486	72	55	55	62
	- R/kg	/ - $/oz	- produced	69,335	66,677	65,114	68,444	305	294	284	299
Total production costs	- R/kg	/ - $/oz	- produced	87,041	85,412	78,594	86,895	383	376	343	380
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		239	239	241	239	7.69	7.69	7.74	7.69
Actual	- g	/ - oz		239	208	229	215	7.69	6.68	7.37	6.93
Target	- m^2	/ - ft^2		7.63	7.70	7.78	7.67	82.08	82.83	83.76	82.56
Actual	- m^2	/ - ft^2		7.47	7.55	8.17	7.54	80.44	81.25	87.89	81.21
FINANCIAL RESULTS (MILLION)											
Gold income				518	366	455	1,338	73	52	64	188
Cost of sales				327	265	273	856	46	38	38	120
Cash operating costs				251	209	223	667	35	30	31	94
Other cash costs				1	1	2	3	-	-	-	-
Total cash costs				252	210	225	670	36	30	31	94
Retrenchment costs				2	2	3	5	-	-	-	1
Rehabilitation and other non-cash costs				1	2	2	4	-	-	-	1
Production costs				256	214	229	678	36	30	32	95
Amortisation of tangible assets				61	56	42	172	9	8	6	24
Inventory change				10	(4)	2	6	1	(1)	-	1
				191	101	182	481	27	14	25	67
Realised non-hedge derivatives				11	60	22	38	2	9	3	5
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				201	161	204	519	28	23	29	73
Capital expenditure				86	84	72	251	12	12	10	35

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

MOAB KHOTSONG				Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		11	7	9	24	116	76	92	263
Milled	- 000 tonnes	/ - 000 tons		70	59	61	182	77	65	67	201
Yield	- g/t	/ - oz/t		7.50	6.68	5.43	7.43	0.219	0.195	0.158	0.217
Gold produced	- kg	/ - oz (000)		523	392	329	1,355	17	13	11	44
Gold sold	- kg	/ - oz (000)		536	393	330	1,363	17	13	11	44
Price received	- R/kg	/ - $/oz	- sold	144,267	137,535	137,141	141,550	633	605	595	617
Total cash costs	- R	/ - $	- ton milled	1,177	1,055	837	1,114	151	135	106	142
	- R/kg	/ - $/oz	- produced	156,931	157,986	153,993	149,861	691	695	669	655
Total production costs	- R/kg	/ - $/oz	- produced	235,687	248,698	246,929	232,619	1,037	1,094	1,073	1,016
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		182	124	138	142	5.86	3.98	4.44	4.57
Actual	- g	/ - oz		123	110	123	125	3.95	3.52	3.95	4.02
Target	- m^2	/ - ft^2		3.39	2.70	3.00	2.96	36.44	29.08	32.24	31.86
Actual	- m^2	/ - ft^2		2.53	1.97	3.18	2.26	27.24	21.20	34.26	24.30
FINANCIAL RESULTS (MILLION)											
Gold income				73	45	43	184	10	6	6	26
Cost of sales				125	98	81	316	18	14	11	44
Cash operating costs				82	62	50	202	12	9	7	28
Other cash costs				-	-	-	1	-	-	-	-
Total cash costs				82	62	51	203	12	9	7	29
Retrenchment costs				-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	1	-	-	-	-
Production costs				83	63	51	204	12	9	7	29
Amortisation of tangible assets				41	35	30	111	6	5	4	16
Inventory change				2	-	-	1	-	-	-	-
				(52)	(53)	(39)	(132)	(7)	(7)	(5)	(19)
Realised non-hedge derivatives				4	9	2	9	1	1	-	1
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(48)	(44)	(36)	(123)	(7)	(6)	(5)	(17)
Capital expenditure				179	143	147	433	25	20	21	61

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	71	70	71	210	765	753	769	2,260
Milled	- 000 tonnes	/	- 000 tons	361	384	378	1,103	398	423	417	1,216
Yield	- g/t	/	- oz/t	3.71	3.19	3.59	3.53	0.108	0.093	0.105	0.103
Gold produced	- kg	/	- oz (000)	1,342	1,223	1,358	3,890	43	39	44	125
Gold sold	- kg	/	oz (000)	1,389	1,215	1,366	3,919	45	39	44	126
Price received	- R/kg	/	- $/oz - sold	141,524	137,671	137,109	140,259	622	606	599	612
Total cash costs	- R	/	- $ - ton milled	407	340	344	372	52	44	44	47
	- R/kg	/	- $/oz - produced	109,485	106,673	95,702	105,405	482	469	417	461
Total production costs	- R/kg	/	- $/oz - produced	141,342	142,841	123,094	139,405	622	629	536	609
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	163	162	123	162	5.24	5.21	3.95	5.21
Actual	- g	/	- oz	156	148	164	155	5.03	4.77	5.26	5.00
Target	- m²	/	- ft²	8.67	8.73	5.64	8.69	93.35	93.98	60.70	93.50
Actual	- m²	/	- ft²	8.28	8.49	8.61	8.39	89.13	91.41	92.65	90.28
FINANCIAL RESULTS (MILLION)											
Gold income				191	141	178	531	27	20	25	74
Cost of sales				196	173	168	546	28	25	24	77
Cash operating costs				146	130	129	408	21	18	18	57
Other cash costs				1	1	1	2	-	-	-	-
Total cash costs				147	130	130	410	21	18	18	58
Retrenchment costs				-	1	2	2	-	-	-	-
Rehabilitation and other non-cash costs				-	-	1	1	-	-	-	-
Production costs				148	132	133	413	21	19	19	58
Amortisation of tangible assets				42	43	34	129	6	6	5	18
Inventory change				7	(1)	1	4	1	-	-	-
				(6)	(32)	10	(15)	(1)	(5)	1	(2)
Realised non-hedge derivatives				6	27	9	19	1	4	1	3
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				-	(6)	19	4	-	(1)	3	-
Capital expenditure				25	23	16	68	4	3	2	10

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

SURFACE OPERATIONS				Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		1,975	1,969	1,856	5,989	2,177	2,170	2,045	6,602
Yield	- g/t	/ - oz/t		0.47	0.52	0.44	0.50	0.014	0.015	0.013	0.015
Gold produced	- kg	/ - oz (000)		931	1,030	819	2,984	30	33	26	96
Gold sold	- kg	/ - oz (000)		964	1,025	841	3,011	31	33	27	97
Price received	- R/kg	/ - $/oz	- sold	140,890	137,048	136,959	139,414	619	603	598	609
Total cash costs	- R	/ - $	- ton milled	34	35	32	33	4	5	4	4
	- R/kg	/ - $/oz	- produced	72,369	67,662	72,723	65,979	318	298	317	288
Total production costs	- R/kg	/ - $/oz	- produced	79,119	74,591	81,457	72,770	348	328	355	318
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		1,243	1,324	1,143	1,284	39.96	42.55	36.74	41.28
Actual	- g	/ - oz		1,421	1,518	1,088	1,484	45.67	48.80	35.00	47.72
FINANCIAL RESULTS (MILLION)											
Gold income				133	117	110	403	19	17	15	57
Cost of sales				76	76	68	219	11	11	9	31
Cash operating costs				67	70	60	197	10	10	8	28
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				67	70	60	197	10	10	8	28
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				67	70	60	197	10	10	8	28
Amortisation of tangible assets				6	7	7	20	1	1	1	3
Inventory change				3	(1)	1	2	-	-	-	-
				56	41	42	184	8	6	6	26
Realised non-hedge derivatives				3	24	5	17	-	3	1	2
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				60	64	48	201	8	9	7	28
Capital expenditure				3	2	10	6	-	-	1	1

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

MPONENG			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m^2	/ - 000 ft^2	98	93	99	278	1,054	1,002	1,063	2,993
Milled	- 000 tonnes	/ - 000 tons	507	495	491	1,466	559	546	542	1,616
Yield	- g/t	/ - oz/t	9.51	9.65	9.83	9.58	0.278	0.282	0.287	0.279
Gold produced	- kg	/ - oz (000)	4,824	4,778	4,832	14,036	155	154	155	451
Gold sold	- kg	/ - oz (000)	5,060	4,702	4,731	14,146	163	151	152	455
Price received	- R/kg	/ - $/oz - sold	142,393	136,896	137,383	139,939	626	603	597	611
Total cash costs	- R	/ - $ - ton milled	549	541	490	552	70	69	62	70
	- R/kg	/ - $/oz - produced	57,704	56,082	49,800	57,662	254	247	217	252
Total production costs	- R/kg	/ - $/oz - produced	78,646	74,592	70,280	76,519	346	328	306	334
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	277	268	297	270	8.90	8.61	9.54	8.69
Actual	- g	/ - oz	307	316	342	308	9.88	10.17	11.01	9.90
Target	- m^2	/ - ft^2	5.77	5.64	6.41	5.59	62.07	60.67	68.95	60.13
Actual	- m^2	/ - ft^2	6.24	6.17	7.00	6.10	67.17	66.37	75.33	65.68
FINANCIAL RESULTS (MILLION)										
Gold income			707	659	616	1,925	100	93	86	271
Cost of sales			397	351	332	1,083	56	50	46	152
Cash operating costs			277	266	239	805	39	38	33	113
Other cash costs			2	2	2	5	-	-	-	1
Total cash costs			278	268	241	809	39	38	34	114
Retrenchment costs			2	2	2	5	-	-	-	1
Rehabilitation costs			2	2	1	5	-	-	-	1
Production costs			282	271	243	819	40	38	34	115
Amortisation of tangible assets			97	85	96	255	14	12	13	36
Inventory change			18	(5)	(7)	9	3	(1)	(1)	1
			310	308	284	842	44	44	40	118
Realised non-hedge derivatives			13	(15)	34	54	2	(2)	5	8
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			323	293	318	896	46	41	44	126
Capital expenditure			163	105	81	370	23	15	11	52

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

SAVUKA				Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		21	17	21	54	227	178	229	580
Milled	- 000 tonnes	/ - 000 tons		99	81	96	261	109	89	105	288
Yield	- g/t	/ - oz/t		6.29	6.81	8.44	6.68	0.184	0.199	0.246	0.195
Gold produced	- kg	/ - oz (000)		620	552	808	1,744	20	18	26	56
Gold sold	- kg	/ - oz (000)		650	545	788	1,758	21	18	25	57
Price received	- R/kg	/ - $/oz	- sold	140,823	137,327	137,236	139,685	619	604	599	610
Total cash costs	- R	/ - $	- ton milled	581	667	571	607	75	86	72	77
	- R/kg	/ - $/oz	- produced	92,349	97,989	67,618	90,926	406	431	294	398
Total production costs	- R/kg	/ - $/oz	- produced	117,212	119,954	74,723	111,433	516	528	325	487
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		129	176	-	164	4.15	5.65	-	5.27
Actual	- g	/ - oz		188	172	256	179	6.03	5.54	8.24	5.76
Target	- m²	/ - ft²		5.90	5.84	-	5.80	63.55	62.87	-	62.38
Actual	- m²	/ - ft²		6.38	5.17	6.74	5.53	68.65	55.60	72.55	59.57
FINANCIAL RESULTS (MILLION)											
Gold income				91	77	103	240	13	11	14	34
Cost of sales				76	65	59	196	11	9	8	28
Cash operating costs				57	54	54	158	8	8	8	22
Other cash costs				-	-	-	1	-	-	-	-
Total cash costs				57	54	55	159	8	8	8	22
Retrenchment costs				-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				57	54	55	159	8	8	8	22
Amortisation of tangible assets				15	12	5	35	2	2	1	5
Inventory change				4	(1)	(1)	1	-	-	-	-
				15	12	44	45	2	2	6	6
Realised non-hedge derivatives				-	(2)	5	5	-	-	1	1
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				15	10	49	50	2	1	7	7
Capital expenditure				17	13	4	38	2	2	1	5

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
TAUTONA			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	61	53	63	164	657	565	683	1,770
Milled	- 000 tonnes	/ - 000 tons	363	321	375	975	400	354	413	1,075
Yield	- g/t	/ - oz/t	9.93	9.39	10.51	9.77	0.290	0.274	0.306	0.285
Gold produced	- kg	/ - oz (000)	3,604	3,017	3,935	9,528	116	97	127	306
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	120	139	142	407	132	154	157	449
Yield	- g/t	/ - oz/t	0.41	0.41	0.46	0.45	0.012	0.012	0.013	0.013
Gold produced	- kg	/ - oz (000)	50	58	65	182	2	2	2	6
TOTAL										
Yield [1]	- g/t	/ - oz/t	9.93	9.39	10.51	9.77	0.290	0.274	0.306	0.285
Gold produced	- kg	/ - oz (000)	3,654	3,075	4,000	9,710	117	99	129	312
Gold sold	- kg	/ - oz (000)	3,836	3,012	3,928	9,795	123	97	126	315
Price received	- R/kg	/ - $/oz - sold	140,794	137,746	137,120	139,847	619	606	598	611
Total cash costs	- R	/ - $ - ton milled	551	471	432	489	71	61	55	62
	- R/kg	/ - $/oz - produced	72,802	70,629	55,777	69,652	320	311	243	305
Total production costs	- R/kg	/ - $/oz - produced	102,743	103,544	80,233	99,797	452	456	349	436
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	320	340	336	332	10.28	10.93	10.82	10.66
Actual	- g	/ - oz	283	244	326	255	9.11	7.86	10.48	8.21
Target	- m²	/ - ft²	5.44	5.65	5.60	5.48	58.55	60.82	60.30	58.95
Actual	- m²	/ - ft²	4.73	4.17	5.17	4.33	50.91	44.93	55.60	46.57
FINANCIAL RESULTS (MILLION)										
Gold income			540	425	512	1,342	76	60	72	189
Cost of sales			395	310	315	976	56	44	44	137
Cash operating costs			265	216	221	672	37	31	31	95
Other cash costs			1	1	2	4	-	-	-	1
Total cash costs			266	217	223	676	38	31	31	95
Retrenchment costs			1	1	3	4	-	-	-	1
Rehabilitation and other non-cash costs			1	1	1	3	-	-	-	-
Production costs			268	220	227	683	38	31	32	96
Amortisation of tangible assets			107	99	94	286	15	14	13	40
Inventory change			19	(8)	(6)	7	3	(1)	(1)	1
			145	115	197	365	21	16	28	51
Realised non-hedge derivatives			-	(10)	27	28	-	(1)	4	4
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			145	105	224	393	21	15	31	55
Capital expenditure			114	111	124	323	16	16	17	45

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may result in computational discrepancies.

Argentina

			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
CERRO VANGUARDIA - Atrributable 92.50%			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,893	5,236	5,100	16,501	6,496	5,772	5,621	18,190
Treated	- 000 tonnes	/ - 000 tons	231	237	243	690	255	262	268	760
Stripping ratio	- t (mined total-mined ore) / t mined ore		24.81	22.76	18.27	22.39	24.81	22.76	18.27	22.39
Yield	- g/t	/ - oz/t	6.79	6.61	7.00	6.87	0.198	0.193	0.204	0.200
Gold in ore	- kg	/ - oz (000)	1,672	1,642	1,583	5,002	54	53	51	161
Gold produced	- kg	/ - oz (000)	1,569	1,569	1,702	4,741	50	50	55	152
Gold sold	- kg	/ - oz (000)	1,597	1,533	1,605	4,735	51	49	52	152
Price received	- R/kg	/ - $/oz - sold	142,452	138,162	112,830	140,260	626	607	489	612
Total cash costs	- R/kg	/ - $/oz - produced	66,360	57,982	49,170	55,911	291	256	213	245
Total production costs	- R/kg	/ - $/oz - produced	105,073	85,258	79,097	87,210	462	376	343	382
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	781	763	1,028	777	25.10	24.52	33.05	24.97
Actual	- g	/ - oz	781	782	962	794	25.12	25.13	30.92	25.52
FINANCIAL RESULTS (MILLION)										
Gold income			248	233	205	727	35	33	29	102
Cost of sales			160	127	117	419	23	18	16	59
Cash operating costs			83	71	64	202	12	10	9	29
Other cash costs			21	20	20	63	3	3	3	9
Total cash costs			104	91	84	265	15	13	12	37
Rehabilitation and other non-cash costs			23	-	1	24	3	-	-	3
Production costs			127	91	84	289	18	13	12	41
Amortisation of tangible assets			38	42	50	124	5	6	7	17
Inventory change			(5)	(7)	(17)	5	(1)	(1)	(2)	1
			88	107	87	308	13	15	12	43
Realised non-hedge derivatives			(15)	(16)	(13)	(45)	(2)	(2)	(2)	(6)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			73	91	75	263	10	13	10	37
Capital expenditure			34	28	24	84	5	4	3	12

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - ooo tons	99	86	117	278	110	95	128	306
Treated	- 000 tonnes	/ - 000 tons	126	130	129	315	139	143	142	347
Yield	- g/t	/ - oz/t	4.46	6.23	5.87	6.04	0.130	0.182	0.171	0.176
Gold produced	- kg	/ - oz (000)	563	808	757	1,900	18	26	24	61
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,501	1,511	2,561	4,583	1,963	1,976	3,350	5,995
Treated	- 000 tonnes	/ - 000 tons	816	787	842	2,485	900	868	929	2,739
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.11	1.36	6.29	1.58	1.11	1.36	6.29	1.58
Yield	- g/t	/ - oz/t	5.15	4.86	3.10	4.87	0.150	0.142	0.090	0.142
Gold produced	- kg	/ - oz (000)	4,203	3,823	2,609	12,102	135	123	84	389
TOTAL										
Yield [1]	- g/t	/ - oz/t	5.15	4.86	3.10	4.87	0.150	0.142	0.090	0.142
Gold produced	- kg	/ - oz (000)	4,766	4,631	3,366	14,002	153	149	108	450
Gold sold	- kg	/ - oz (000)	5,036	4,227	3,194	13,785	162	136	103	443
Price received	- R/kg	/ - $/oz - sold	140,681	138,673	183,514	140,122	619	609	794	612
Total cash costs	- R/kg	/ - $/oz - produced	63,541	67,115	80,232	66,700	279	295	346	291
Total production costs	- R/kg	/ - $/oz - produced	83,003	86,776	98,305	85,535	365	382	425	374
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	4,753	4,654	2,930	4,656	152.80	149.63	94.21	149.70
Actual	- g	/ - oz	4,356	4,356	2,867	4,355	140.06	140.06	92.18	140.02
FINANCIAL RESULTS (MILLION)										
Gold income			715	483	454	1,757	101	68	64	247
Cost of sales			421	374	335	1,200	60	53	47	168
Cash operating costs			283	295	259	881	40	42	36	124
Other cash costs			19	16	12	53	3	2	2	7
Total cash costs			303	311	270	934	43	44	37	131
Rehabilitation and other non-cash costs			2	2	(3)	6	-	-	-	1
Production costs			305	313	267	940	43	44	37	132
Amortisation of tangible assets			90	89	64	257	13	13	9	36
Inventory change			25	(28)	4	2	4	(4)	1	-
			294	109	119	557	42	15	17	78
Realised non-hedge derivatives			(6)	103	132	175	(1)	14	18	24
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			288	212	251	732	41	30	35	103
Capital expenditure			53	45	56	139	8	6	8	20

[1] Total yield excludes the underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	331	294	255	860	364	324	281	948
Treated	- 000 tonnes	/ - 000 tons	325	296	254	876	358	327	280	966
Yield	- g/t	/ - oz/t	7.53	6.80	7.13	7.34	0.220	0.198	0.208	0.214
Gold produced	- kg	/ - oz (000)	2,447	2,014	1,808	6,431	79	65	58	207
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,514	1,387	1,081	3,894	1,669	1,529	1,192	4,293
Placed [1]	- 000 tonnes	/ - 000 tons	66	56	76	152	73	61	84	167
Stripping ratio	- t (mined total-mined ore) / t mined ore		21.95	23.63	13.22	24.55	21.95	23.63	13.22	24.55
Yield [2]	- g/t	/ - oz/t	3.67	5.15	4.17	4.10	0.107	0.150	0.122	0.120
Gold placed [3]	- kg	/ - oz (000)	242	287	317	623	8	9	10	20
Gold produced	- kg	/ - oz (000)	250	250	290	594	8	8	9	19
TOTAL										
Yield [4]	- g/t	/ - oz/t	7.53	6.80	7.13	7.34	0.220	0.198	0.208	0.214
Gold produced	- kg	/ - oz (000)	2,698	2,264	2,098	7,025	87	73	67	226
Gold sold	- kg	/ - oz (000)	2,656	2,146	2,045	6,973	85	69	66	224
Price received	- R/kg	/ - $/oz - sold	141,046	139,515	136,910	140,250	620	612	592	612
Total cash costs	- R/kg	/ - $/oz - produced	50,088	56,661	47,496	51,660	220	249	207	226
Total production costs	- R/kg	/ - $/oz - produced	86,085	78,469	59,868	76,641	378	345	260	335
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	727	562	627	570	23.36	18.06	20.16	18.32
Actual	- g	/ - oz	625	541	573	562	20.10	17.38	18.42	18.08
FINANCIAL RESULTS (MILLION)										
Gold income			335	264	244	859	47	37	34	121
Cost of sales			223	162	117	540	32	23	16	76
Cash operating costs			131	125	97	352	18	18	14	49
Other cash costs			4	3	3	11	1	-	-	2
Total cash costs			135	128	100	363	19	18	14	51
Rehabilitation and other non-cash costs			30	-	1	31	4	-	-	4
Production costs			166	129	101	394	23	18	14	55
Amortisation of tangible assets			67	49	25	144	9	7	3	20
Inventory change			(9)	(16)	(8)	1	(1)	(2)	(1)	-
			112	102	127	319	16	14	18	45
Realised non-hedge derivatives			39	36	36	119	5	5	5	17
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			152	138	163	438	21	19	23	62
Capital expenditure			210	217	362	661	30	31	52	93

[1] Tonnes / Tons placed onto leach pad   [4] Total yield represents underground operations

[2] Gold placed / tonnes (tons) placed

[3] Gold placed into leach pad inventory

Rounding of figures may result in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	94	87	107	274	104	96	118	302
Treated	- 000 tonnes	/ - 000 tons	86	103	104	290	95	114	115	320
Yield	- g/t	/ - oz/t	7.67	7.19	7.29	7.37	0.224	0.210	0.213	0.215
Gold produced	- kg	/ - oz (000)	660	742	760	2,140	21	24	24	69
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	165	-	-	165	182	-	-	182
Treated	- 000 tonnes	/ - 000 tons	19	-	-	19	20	-	-	20
Stripping ratio	- t (mined total-mined ore) / t mined ore		8.00	-	-	8.00	8.00	-	-	8.00
Yield	- g/t	/ - oz/t	2.00	-	-	2.00	-	-	-	-
Gold in ore	- kg	/ - oz (000)	49	-	-	49	2	-	-	2
Gold produced	- kg	/ - oz (000)	44	-	-	44	1	-	-	1
TOTAL										
Yield [1]	- g/t	/ - oz/t	7.67	7.19	7.29	7.37	0.224	0.210	0.213	0.215
Gold produced	- kg	/ - oz (000)	704	742	760	2,184	23	24	24	70
Gold sold	- kg	/ - oz (000)	714	752	725	2,320	23	24	23	75
Price received	- R/kg	/ - $/oz - sold	141,431	137,649	122,529	139,632	622	606	541	609
Total cash costs	- R/kg	/ - $/oz - produced	61,086	59,638	43,943	58,244	268	263	194	254
Total production costs	- R/kg	/ - $/oz - produced	85,103	78,631	57,431	78,825	374	346	253	344
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	783	891	1,039	853	25.16	28.64	33.41	27.42
Actual	- g	/ - oz	807	898	945	868	25.95	28.87	30.37	27.92
FINANCIAL RESULTS (MILLION)										
Gold income			92	93	77	290	13	13	11	41
Cost of sales			59	58	41	180	8	8	6	25
Cash operating costs			40	41	31	119	6	6	4	17
Other cash costs			3	3	3	9	-	-	-	1
Total cash costs			43	44	33	127	6	6	5	18
Rehabilitation and other non-cash costs			4	-	-	4	1	-	-	1
Production costs			47	44	33	132	7	6	5	18
Amortisation of tangible assets			13	14	10	41	2	2	1	6
Inventory change			(1)	-	(3)	8	-	-	-	1
			34	35	36	110	5	5	5	15
Realised non-hedge derivatives			8	11	12	34	1	2	2	5
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			42	45	48	144	6	6	7	20
Capital expenditure			23	24	16	62	3	3	2	9

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Ghana

IDUAPRIEM [1]			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	4,745	5,232	4,568	15,100	5,231	5,768	5,035	16,645
Treated	- 000 tonnes	/ - 000 tons	866	758	784	2,077	954	836	865	2,290
Stripping ratio	- t (mined total-mined ore) / t mined ore		5.32	7.95	5.45	6.51	5.32	7.95	5.45	6.51
Yield	- g/t	/ - oz/t	1.86	1.78	1.73	1.83	0.054	0.052	0.051	0.053
Gold in ore	- kg	/ - oz (000)	1,589	1,548	1,455	4,464	51	50	47	144
Gold produced	- kg	/ - oz (000)	1,610	1,347	1,360	3,805	52	43	44	122
Gold sold	- kg	/ - oz (000)	1,576	1,308	1,434	3,732	51	42	46	120
Price received	- R/kg	/ - $/oz - sold	142,299	137,005	116,840	139,431	626	603	507	611
Total cash costs	- R/kg	/ - $/oz - produced	81,680	66,628	77,622	81,867	359	293	338	358
Total produced costs	- R/kg	/ - $/oz - produced	100,731	84,760	103,239	99,851	443	372	449	436
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	651	637	592	627	20.93	20.49	19.02	20.15
Actual	- g	/ - oz	686	614	648	567	22.04	19.73	20.83	18.23
FINANCIAL RESULTS (MILLION)										
Gold income			219	170	146	502	31	24	20	71
Cost of sales			157	115	153	370	22	16	21	52
Cash operating costs			122	82	101	290	17	12	14	41
Other cash costs			9	7	5	21	1	1	1	3
Total cash costs			132	90	106	312	19	13	15	44
Rehabilitation and other non-cash costs			-	-	(2)	-	-	-	-	-
Production costs			132	90	103	312	19	13	14	44
Amortisation of tangible assets			31	24	37	68	4	3	5	10
Inventory change			(5)	-	13	(10)	(1)	-	2	(1)
			61	55	(7)	132	9	8	(1)	19
Realised non-hedge derivatives			6	9	21	18	1	1	3	3
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			67	65	14	150	9	9	2	21
Capital expenditure			21	28	10	57	3	4	1	8

[1] Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	514	456	566	1,450	566	503	624	1,598
Treated	- 000 tonnes	/ - 000 tons	489	543	576	1,556	539	598	635	1,715
Yield	- g/t	/ - oz/t	4.41	4.16	4.05	4.46	0.129	0.121	0.118	0.130
Gold produced	- kg	/ - oz (000)	2,158	2,259	2,331	6,948	69	73	75	223
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	881	1,083	677	3,046	971	1,194	747	3,358
Yield	- g/t	/ - oz/t	0.51	0.55	0.51	0.54	0.015	0.016	0.015	0.016
Gold produced	- kg	/ - oz (000)	449	592	349	1,637	14	19	11	53
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	425	-	-	-	469	-
Treated	- 000 tonnes	/ - 000 tons	-	-	425	-	-	-	469	-
Stripping ratio	- t (mined total-mined ore) / t mined ore		-	-	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	0.56	-	-	-	0.016	-
Gold in ore	- kg	/ - oz (000)	-	-	237	-	-	-	8	-
Gold produced	- kg	/ - oz (000)	-	-	237	-	-	-	8	-
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.41	4.16	4.05	4.46	0.129	0.121	0.118	0.130
Gold produced	- kg	/ - oz (000)	2,607	2,851	2,916	8,585	84	92	94	276
Gold sold	- kg	/ - oz (000)	2,941	2,781	2,916	8,761	95	89	94	282
Price received	- R/kg	/ - $/oz - sold	141,230	137,330	109,146	138,997	620	605	474	607
Total cash costs	- R/kg	/ - $/oz - produced	116,705	102,805	89,549	103,170	513	452	388	450
Total production costs	- R/kg	/ - $/oz - produced	161,978	136,780	134,636	141,126	712	601	584	616
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	345	334	221	335	11.09	10.75	7.10	10.77
Actual	- g	/ - oz	173	181	165	186	5.55	5.82	5.32	5.97
FINANCIAL RESULTS (MILLION)										
Gold income			403	362	261	1,179	57	51	36	166
Cost of sales			468	372	402	1,222	66	53	56	172
Cash operating costs			290	278	246	838	41	39	34	118
Other cash costs			15	16	15	47	2	2	2	7
Total cash costs			304	293	261	886	43	41	36	124
Retrenchment costs			19	-	-	19	3	-	-	3
Rehabilitation and other non-cash costs			5	4	9	16	1	1	1	2
Production costs			328	297	270	921	46	42	38	129
Amortisation of tangible assets			94	93	123	291	13	13	17	41
Inventory change			45	(18)	9	11	6	(2)	2	2
			(64)	(10)	(141)	(43)	(9)	(1)	(20)	(6)
Realised non-hedge derivatives			12	20	57	39	2	3	8	5
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(52)	10	(84)	(4)	(7)	1	(12)	(1)
Capital expenditure			130	198	140	510	18	28	19	72

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Guinea

			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
SIGUIRI - Attributable 85%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	4,134	4,973	3,915	13,394	4,557	5,481	4,315	14,765
Treated	- 000 tonnes	/ - 000 tons	2,008	1,981	1,714	6,125	2,213	2,184	1,889	6,752
Stripping ratio	- t (mined total-mined ore) / t mined ore		0.66	0.66	1.08	0.77	0.66	0.66	1.08	0.77
Yield	- g/t	/ - oz/t	0.94	1.01	1.09	1.00	0.027	0.029	0.032	0.029
Gold produced	- kg	/ - oz (000)	1,886	1,992	1,862	6,148	61	64	60	198
HEAP LEACH OPERATION										
Gold produced	- kg	/ - oz (000)	-	-	79	-	-	-	3	-
TOTAL										
Yield [1]	- g/t	/ - oz/t	0.94	1.01	1.09	1.00	0.027	0.029	0.032	0.029
Gold produced	- kg	/ - oz (000)	1,886	1,992	1,940	6,148	61	64	62	198
Gold sold	- kg	/ - oz (000)	1,883	1,944	1,755	6,107	61	63	56	196
Price received	- R/kg	/ - $/oz - sold	140,365	136,493	115,096	139,531	616	601	502	608
Total cash costs	- R/kg	/ - $/oz - produced	117,785	113,624	100,179	108,635	518	500	435	475
Total production costs	- R/kg	/ - $/oz - produced	144,592	137,738	129,505	134,067	636	607	562	586
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	298	299	463	292	9.57	9.61	14.88	9.39
Actual	- g	/ - oz	451	474	494	497	14.49	15.23	15.88	15.98
FINANCIAL RESULTS (MILLION)										
Gold income			256	252	173	827	36	36	24	116
Cost of sales			268	265	226	820	38	38	32	115
Cash operating costs			186	189	143	547	26	27	20	77
Other cash costs			36	37	51	121	5	5	7	17
Total cash costs			222	226	194	668	31	32	27	94
Rehabilitation and other non-cash costs			-	-	1	1	-	-	-	-
Production costs			222	227	196	669	31	32	27	94
Amortisation of tangible assets			50	48	55	155	7	7	8	22
Inventory change			(4)	(10)	(25)	(5)	(1)	(1)	(3)	(1)
			(12)	(13)	(53)	7	(2)	(2)	(7)	1
Realised non-hedge derivatives			8	13	29	26	1	2	4	4
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(4)	1	(24)	33	(1)	-	(3)	4
Capital expenditure			48	32	22	92	7	5	3	13

[1] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40%			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,020	827	700	2,577	1,334	1,082	915	3,371
Mined	- 000 tonnes	/ - 000 tons	2,706	2,152	1,945	6,864	2,983	2,372	2,144	7,566
Treated	- 000 tonnes	/ - 000 tons	412	421	403	1,255	454	464	444	1,383
Stripping ratio	- t (mined total-mined ore) / t mined ore		3.20	5.80	2.85	4.15	3.20	5.80	2.85	4.15
Yield	- g/t	/ - oz/t	3.94	2.57	3.85	3.18	0.115	0.075	0.112	0.093
Gold produced	- kg	/ - oz (000)	1,624	1,080	1,551	3,989	52	35	50	128
Gold sold	- kg	/ - oz (000)	1,432	1,057	1,520	3,822	46	34	49	123
Price received	- R/kg	/ - $/oz - sold	141,792	135,966	142,018	139,418	622	600	622	608
Total cash costs	- R/kg	/ - $/oz - produced	69,420	93,093	64,107	80,207	305	410	278	350
Total production costs	- R/kg	/ - $/oz - produced	85,814	110,034	84,277	97,049	377	484	366	424
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,449	975	2,477	1,178	46.60	31.34	79.65	37.87
Actual	- g	/ - oz	1,084	714	1,178	884	34.87	22.97	37.87	28.42
FINANCIAL RESULTS (MILLION)										
Gold income			203	144	216	533	29	20	30	75
Cost of sales			136	114	120	381	19	16	17	53
Cash operating costs			95	89	84	276	13	13	12	39
Other cash costs			18	12	15	44	2	2	2	6
Total cash costs			113	101	99	320	16	14	14	45
Rehabilitation and other non-cash costs			-	1	1	1	-	-	-	-
Production costs			113	101	100	321	16	14	14	45
Amortisation of tangible assets			27	18	31	66	4	3	4	9
Inventory change			(4)	(5)	(11)	(6)	(1)	(1)	(1)	(1)
			67	30	96	152	9	4	14	21
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			67	30	96	152	9	4	14	21
Capital expenditure			-	1	-	2	-	-	-	-

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	937	1,495	996	3,887	1,226	1,955	1,302	5,084
Mined	- 000 tonnes	/ - 000 tons	1,892	2,845	1,984	7,624	2,086	3,136	2,187	8,404
Treated	- 000 tonnes	/ - 000 tons	373	398	502	1,162	411	439	553	1,281
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.38	2.94	4.18	3.80	4.38	2.94	4.18	3.80
Yield	- g/t	/ - oz/t	2.92	2.63	2.85	2.68	0.085	0.077	0.083	0.078
Gold produced	- kg	/ - oz (000)	1,089	1,048	1,430	3,114	35	34	46	100
Gold sold	- kg	/ - oz (000)	991	1,086	1,498	3,257	32	35	48	105
Price received	- R/kg	/ - $/oz	- sold	141,708	136,269	142,917	138,921	622	601	625	606
Total cash costs	- R/kg	/ - $/oz	- produced	91,138	91,710	63,739	94,376	400	404	278	412
Total production costs	- R/kg	/ - $/oz	- produced	98,965	99,421	79,042	102,117	435	438	344	446
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,108	1,164	2,066	1,153	35.63	37.42	66.41	37.07
Actual	- g	/ - oz	763	745	1,339	731	24.54	23.96	43.03	23.49
FINANCIAL RESULTS (MILLION)										
Gold income			140	148	214	452	20	21	30	64
Cost of sales			99	107	115	327	14	15	16	46
Cash operating costs			87	85	76	258	12	12	11	36
Other cash costs			12	12	15	36	2	2	2	5
Total cash costs			99	96	91	294	14	14	13	41
Rehabilitation and other non-cash costs			-	-	(1)	1	-	-	-	-
Production costs			100	96	90	295	14	14	13	41
Amortisation of tangible assets			8	8	23	23	1	1	3	3
Inventory change			(9)	3	2	9	(1)	-	-	1
			41	41	99	125	6	6	14	18
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			41	41	99	125	6	6	14	18
Capital expenditure			7	6	4	19	1	1	1	3

Rounding of figures may result in computational discrepancies.

Mali

YATELA - Attributable 40%			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,251	1,703	1,417	4,644	1,379	1,877	1,562	5,119
Placed [1]	- 000 tonnes	/ - 000 tons	259	337	267	883	286	371	295	973
Stripping ratio	- t (mined total-mined ore) / t mined ore		7.44	7.45	12.80	7.83	7.44	7.45	12.80	7.83
Yield [2]	- g/t	/ - oz/t	2.66	5.14	2.97	3.80	0.078	0.150	0.087	0.111
Gold placed [3]	- kg	/ - oz (000)	690	1,732	793	3,354	22	56	25	108
Gold produced	- kg	/ - oz (000)	936	1,036	1,048	3,065	30	33	34	99
Gold sold	- kg	/ - oz (000)	896	996	1,079	3,093	29	32	35	99
Price received	- R/kg	/ - $/oz - sold	140,352	137,924	141,828	139,092	617	607	620	607
Total cash costs	- R/kg	/ - $/oz - produced	87,055	52,961	53,712	62,295	383	232	234	272
Total production costs	- R/kg	/ - $/oz - produced	95,212	60,858	93,736	73,893	419	267	398	323
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,151	1,166	1,231	1,185	37.00	37.49	39.58	38.09
Actual	- g	/ - oz	1,091	1,335	1,455	1,292	35.07	42.92	46.78	41.54
FINANCIAL RESULTS (MILLION)										
Gold income			126	137	153	430	18	19	22	60
Cost of sales			84	61	98	227	12	9	13	32
Cash operating costs			71	44	46	157	10	6	6	22
Other cash costs			11	11	11	34	1	1	2	5
Total cash costs			81	55	56	191	12	8	8	27
Rehabilitation and other non-cash costs			1	1	4	2	-	-	1	-
Production costs			82	56	60	193	12	8	8	27
Amortisation of tangible assets			7	7	38	33	1	1	5	5
Inventory change			(5)	(2)	-	-	(1)	-	-	-
			42	76	55	203	6	11	8	28
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			42	76	55	203	6	11	8	28
Capital expenditure			3	5	2	13	-	1	-	2

[1] Tonnes / Tons placed on to leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	698	685	841	2,195	913	896	1,101	2,871
Mined	- 000 tonnes	/ - 000 tons	1,757	1,729	2,096	5,508	1,937	1,906	2,310	6,071
Treated	- 000 tonnes	/ - 000 tons	390	401	413	1,209	430	442	455	1,333
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.27	4.16	10.09	4.60	4.27	4.16	10.09	4.60
Yield	- g/t	/ - oz/t	1.64	1.55	1.72	1.55	0.048	0.045	0.050	0.045
Gold produced	- kg	/ - oz (000)	638	621	711	1,872	21	20	23	60
Gold sold	- kg	/ - oz (000)	621	641	695	1,937	20	21	22	62
Price received	- R/kg	/ - $/oz	- sold	139,562	137,429	143,884	138,576	613	605	627	605
Total cash costs	- R/kg	/ - $/oz	- produced	97,908	79,443	58,677	87,704	431	349	255	383
Total production costs	- R/kg	/ - $/oz	- produced	114,364	95,850	74,494	104,071	503	421	324	454
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	503	499	799	494	16.19	16.05	25.70	15.88
Actual	- g	/ - oz	446	621	769	550	14.34	19.96	24.71	17.68
FINANCIAL RESULTS (MILLION)										
Gold income			87	88	100	268	12	12	14	38
Cost of sales			71	62	54	198	10	9	8	28
Cash operating costs			59	46	41	154	8	6	6	22
Other cash costs			3	3	1	10	-	-	-	1
Total cash costs			62	49	42	164	9	7	6	23
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			62	49	42	164	9	7	6	23
Amortisation of tangible assets			10	10	11	31	1	1	2	4
Inventory change			(2)	2	1	3	-	-	-	-
			16	26	46	71	2	4	6	10
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			16	26	46	71	2	4	6	10
Capital expenditure			10	6	5	19	1	1	1	3

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	6,241	6,332	6,610	17,724	8,164	8,283	8,646	23,183
Mined	- 000 tonnes	/ - 000 tons	16,420	16,432	16,618	46,747	18,100	18,113	18,318	51,529
Treated	- 000 tonnes	/ - 000 tons	1,341	1,155	1,545	3,835	1,479	1,273	1,703	4,228
Stripping ratio	- t (mined total-mined ore) / t mined ore		12.29	11.33	11.33	11.40	12.29	11.33	11.33	11.40
Yield	- g/t	/ - oz/t	2.54	2.21	1.48	2.18	0.074	0.065	0.043	0.064
Gold produced	- kg	/ - oz (000)	3,401	2,553	2,280	8,366	109	82	73	269
Gold sold	- kg	/ - oz (000)	3,384	2,340	2,020	8,145	109	75	65	262
Price received	- R/kg	/ - $/oz - sold	141,973	138,059	142,005	139,939	623	607	619	611
Total cash costs	- R/kg	/ - $/oz - produced	91,263	76,486	124,644	90,180	401	337	540	394
Total production costs	- R/kg	/ - $/oz - produced	117,895	110,139	163,321	119,999	518	485	706	525
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	884	853	1,125	787	28.41	27.41	36.17	25.31
Actual	- g	/ - oz	555	433	382	453	17.84	13.92	12.27	14.55
FINANCIAL RESULTS (MILLION)										
Gold income			307	167	181	668	43	24	25	94
Cost of sales			386	242	337	978	55	34	47	137
Cash operating costs			289	180	270	702	41	26	38	99
Other cash costs			16	11	11	37	2	2	2	5
Total cash costs			305	191	282	739	43	27	39	104
Rehabilitation and other non-cash costs			-	-	3	-	-	-	-	-
Production costs			305	191	284	739	43	27	40	104
Amortisation of tangible assets			91	86	86	249	13	12	12	35
Inventory change			(9)	(34)	(32)	(11)	(1)	(5)	(4)	(2)
			(80)	(75)	(156)	(310)	(11)	(11)	(22)	(44)
Realised non-hedge derivatives			174	156	105	472	25	22	15	66
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			94	81	(51)	162	13	11	(7)	23
Capital expenditure			50	34	198	108	7	5	29	15

Rounding of figures may result in computational discrepancies.

USA

			Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007	Quarter ended September 2007	Quarter ended June 2007	Quarter ended September 2006	Nine months ended September 2007
CRIPPLE CREEK & VICTOR J.V.			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	12,042	12,139	12,883	36,217	13,274	13,381	14,201	39,922
Placed [1]	- 000 tonnes	/ - 000 tons	5,311	5,280	5,446	15,455	5,854	5,821	6,003	17,036
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.13	1.47	1.52	1.39	1.13	1.47	1.52	1.39
Yield [2]	- g/t	/ - oz/t	0.52	0.50	0.65	0.53	0.015	0.015	0.019	0.015
Gold placed [3]	- kg	/ - oz (000)	2,774	2,638	3,518	8,150	89	85	113	262
Gold produced	- kg	/ - oz (000)	1,866	2,142	2,143	5,988	60	69	69	193
Gold sold	- kg	/ - oz (000)	2,022	2,015	2,183	5,928	65	65	70	191
Price received	- R/kg	/ - $/oz - sold	141,641	138,455	87,671	139,984	624	609	379	612
Total cash costs [4]	- R/kg	/ - $/oz - produced	70,059	56,679	55,821	60,676	308	249	243	265
Total production costs	- R/kg	/ - $/oz - produced	94,979	78,462	78,428	83,910	418	345	342	367
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,529	2,467	2,991	2,384	81.33	79.32	96.15	76.64
Actual	- g	/ - oz	1,796	2,511	2,151	1,972	57.74	80.72	69.16	63.39
FINANCIAL RESULTS (MILLION)										
Gold income			185	187	156	533	26	26	22	75
Cost of sales			177	168	168	502	25	24	24	71
Cash operating costs			206	178	185	567	29	25	26	80
Other cash costs			8	5	3	19	1	1	-	3
Total cash costs			214	183	188	586	30	26	26	82
Rehabilitation and other non-cash costs			3	3	4	9	-	-	1	1
Production costs			217	186	192	595	31	26	27	84
Amortisation of tangible assets			58	53	58	168	8	8	8	24
Inventory change			(98)	(71)	(82)	(260)	(14)	(10)	(11)	(37)
			8	19	(12)	31	1	3	(2)	4
Realised non-hedge derivatives			102	92	36	297	14	13	5	42
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			109	111	23	327	15	16	3	46
Capital expenditure			54	26	17	128	8	4	2	18

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Offices
Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
N F Nicolau
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman †
Mrs E le R Bradley
J H Mensah †
W A Nairn
Prof W L Nkuhlu
S M Pityana
S R Thompson *

* British   # American   † Ghanaian
~ Australian

Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell

Contacts
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT^SM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 1, 2007,

By: /s/ L Eatwell
Name: L Eatwell
Title: Company Secretary